     As filed with the Securities and Exchange Commission on November 27, 1996
                                                REGISTRATION NO. 0-

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--------------------------------------------------------------------------------

                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549

                                ----------------------

                                       FORM 10

                     GENERAL FORM FOR REGISTRATION OF SECURITIES
                         PURSUANT TO SECTION 12(b) OR (g) OF
                         THE SECURITIES EXCHANGE ACT OF 1934

                                ----------------------

                               TANISYS TECHNOLOGY, INC.
                (Exact name of registrant as specified in its charter)


                 WYOMING                                    74-2675493
      (State or other jurisdiction of                     (I.R.S. Employer
       incorporation or organization)                  Identification Number)

  12201 TECHNOLOGY BOULEVARD, SUITE 130
          AUSTIN, TEXAS  78727                                 78727
 (Address of principal executive offices)                    (Zip Code)

                                  (512) 335-4440
                  Registrant's Telephone Number, Including Area Code

                                ----------------------


       Securities to be registered pursuant to Section 12(b) of the Act:

                                                Name of each exchange on which
Title of each class to be registered            each class is to be registered
             NONE                                      NOT APPLICABLE


       Securities to be registered pursuant to Section 12(g) of the Act:

                        COMMON STOCK, NO PAR VALUE PER SHARE
                                  (Title of Class)

                               TANISYS TECHNOLOGY, INC.

                                       FORM 10

ITEM                                                                               PAGE
NUMBER                                                                             NUMBER
------                                                                             ------

  --       Index                                                                     2
1.         Business                                                                  3
2.         Financial Information                                                    21
3.         Properties                                                               28
4.         Security Ownership of Certain Beneficial Owners and Management           29
5.         Directors and Executive Officers                                         32
6.         Executive Compensation                                                   36
7.         Certain Relationships and Related Transactions                           40
8.         Legal Proceedings                                                        42
9.         Market Price of and Dividends on the Registrant's Common Equity and
           Related Stockholder Matters                                              42
10.        Recent Sales of Unregistered Securities                                  43
11.        Description of Registrant's Securities to be Registered                  44
12.        Indemnification of Directors and Officers                                46
13.        Financial Statements and Supplementary Date                              48
14.        Changes in and Disagreements with Accountants on Accounting and
           Financial Disclosure                                                     48
15.        Financial Statements and Exhibits                                        49

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ITEM 1.    BUSINESS.

    The following discussions contain trend information and other forward-looking statements that involve a number of risks and uncertainties. The actual results of Tanisys Technology, Inc. (the "Company") and its wholly owned subsidiaries, 1st Tech Corporation ("1st Tech") and DarkHorse Systems, Inc. ("DarkHorse") (collectively, the "Tanisys Group"), could differ materially from its historical results of operations and those discussed in the forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, business conditions and growth in the electronics industry and general economies, both domestic and international; lower than expected customer orders; delays in receipt of orders or cancellation of orders; competitive factors, including increased competition; new product offerings by competitors and price pressures; the availability of parts and supplies at reasonable prices; changing technologies; acceptance and inclusion of the Tanisys Group's technologies by original equipment manufacturers ("OEMs"); changes in product mix; new product development; the timing of the negotiation of new contracts; significant quarterly performance fluctuation due to the receipt of a significant portion of customer orders and product shipments in the last month of each quarter; and product shipment interruptions due to manufacturing problems. The forward-looking statements should be read in light of these factors and the factors identified in "Item 1. Business" and in "Item 2. Financial Information--Management's Discussion and Analysis of Financial Condition and Results of Operations." All period references are to the Tanisys Group's fiscal periods ended September 30, 1996, 1995 or 1994, unless otherwise indicated.

GENERAL

    The Tanisys Group is a technology solutions company that provides custom design, engineering and manufacturing services, test solutions and standard and custom module products to leading OEMs in the computer, networking and telecommunications industries. The Company's recent acquisitions of 1st Tech and DarkHorse create a technology company with a diverse product and service line.

    The Tanisys Group has products and capabilities in both hardware and software development, advanced design, manufacture, marketing, sales and delivery. The Tanisys Group provides quality, sophisticated surface mount assemblies and quick-response turnkey solutions to OEMs and believes that its turnkey capabilities provide its customers with shorter production and delivery cycles, more overall flexibility and quicker turnaround. The products and services of the Tanisys Group include custom design, engineering, memory test equipment, standard and custom memory modules, patented touch technology, manufacturing, testing and logistics services.

    The Company was organized under the laws of the Province of British Columbia, Canada, on January 27, 1984, as Montebello Resources Ltd. to exploit the mineral, oil and gas exploration business in British Columbia and Manitoba, Canada. On October 7, 1992, the Company changed its name to First American Capital Group Inc. The Company was unsuccessful in the oil and gas business, and in 1992 deemed itself inactive pursuant to the rules and regulations of the Vancouver Stock Exchange ("VSE"), where its common stock, no par value per share (the "Common Stock"), had been traded. During the first two quarters of 1993, the Company was reorganized in accordance with the rules of the VSE. As part of this reorganization, the Company acquired certain computer game controller technology, which was the forerunner of the Company's Tanisys Touch technology. The Company changed its name to Rosetta Technologies Inc. on May 13, 1993. On June 30, 1993, the Company continued its corporate charter into

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the State of Wyoming and on July 11, 1994, changed its name to Tanisys
Technology, Inc. The Company's Common Stock currently trades on the VSE under the symbol "TNS.U," quoted in U.S. dollars.

    Through its recent acquisitions of 1st Tech and DarkHorse, the Tanisys Group has become a leading manufacturer of specialty modules, standard and custom memory modules and memory test systems for a wide variety of electronic system applications and industries. The Tanisys Group has extensive design, engineering, manufacturing, logistics and test expertise, which management believes provides it with significant competitive advantages, including the ability to respond to its customers' rapidly changing requirements and minimization of inventory exposures.
The Tanisys Group's principal customers include major electronic OEMs, semiconductor manufacturers, computer distributors, corporate end users, government agencies, personal computer catalog retailers, value added resellers ("VARs") and system integrators. OEM customers include Bay Networks, Inc., Compaq Computer Corporation, Dell Products LP, Hewlett-Packard Company, Siemens AG Semiconductors and Toshiba Corporation

RECENT DEVELOPMENTS

    On November 20, 1996, the Tanisys Group signed two contracts with Siemens Components, Inc. ("Siemens") to provide design engineering, quick-turn manufacturing, warehousing, distributing and testing of memory modules for Siemens and their customers. Under the terms of the agreements, Siemens is capitalizing on the quick-turn manufacturing and logistics services provided by the Tanisys Group in order to better service their customers and to support them in inventory reduction and management. The consummation of these agreements is in fulfillment of the Tanisys Group's strategy and represents an important milestone in establishing long-term relationships with major customers as the primary provider of turnkey design, development and manufacturing solutions.

ACQUISITIONS

    On April 9, 1996, the Company, its wholly owned subsidiary, Tanisys Acquisition Corp., 1st Tech and 1st Tech's principal stockholder, Gary W. Pankonien, entered into an Agreement and Plan of Merger, which agreement was subsequently amended (as amended, the "1st Tech Agreement"). On May 20, 1996, the stockholders of the Company approved the transactions contemplated by the 1st Tech Agreement. Upon the effective date of the 1st Tech Agreement, an aggregate of 2,950,000 shares of Common Stock were exchanged for the outstanding shares of 1st Tech common stock. 1st Tech merged with and into Tanisys Acquisition Corp., ceasing to exist, with Tanisys Acquisition Corp. changing its name to 1st Tech Corporation. Presently, 1st Tech operates as a wholly owned subsidiary of the Company and provides design, engineering and custom manufacturing services to the electronics market.

    On April 9, 1996, the Company, its wholly owned subsidiary, Tanisys Acquisition Corp. II, DarkHorse Systems, Inc. and its principal stockholders, Archer Lawrence, Jack Little and Gary W. Pankonien, entered into an Agreement and Plan of Merger, which agreement was subsequently amended (as amended, the "DarkHorse Agreement"). On May 20, 1996, the stockholders of the Company approved the transactions contemplated by the DarkHorse Agreement and an aggregate of 1,200,000 shares of Common Stock were exchanged for the outstanding shares of DarkHorse Systems, Inc. common stock. DarkHorse

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Systems, Inc. merged with and into Tanisys Acquisition Corp. II, ceasing to exist, with Tanisys Acquisition Corp. II changing its name to DarkHorse Systems, Inc. Presently, DarkHorse operates as a wholly owned subsidiary of the Company and designs and markets tester equipment and technology to a large and diverse marketplace, including personal computer users and electronic equipment manufacturers.

INDUSTRY OVERVIEW

    The demand for electronic products and components has grown dramatically over the last several years as a result of expanding unit sales in a number of industries, including computer, appliance, telecommunications, consumer electronics and automotive, with expansion into other industries ongoing. The demand for greater functionality and product integration has required electronics manufacturers to increase the number and complexity of electronic devices incorporated into their products. As a result of this trend, the Tanisys Group believes that the percentage of total product costs represented by electronic assemblies has risen steadily over the past few years. Integrated Circuit Engineering ("ICE"), an independent data source, determined that in 1995 the total worldwide market for semiconductor devices exceeded $120 billion.

    Memory integrated circuits encompass several types of devices designed to perform specific functions within computer and other electronic systems. The most significant categories of semiconductor memory are dynamic random access memory ("DRAM"), static random access memory ("SRAM") and non-volatile memory, including Flash, in addition to an emerging technology known as synchronous DRAM ("SDRAM" or "SyncDRAM"). DRAM provides large capacity "main" memory; SRAM provides specialized high speed memory; Flash and other non-volatile memory provide low power memory that retains data after a system is turned off; and SyncDRAM is quickly becoming the replacement for ("FPM") DRAM. In addition, within each of these broad categories of memory products, semiconductor manufacturers are offering an increasing variety of memory devices that are designed for application specific uses.

    The growth in semiconductor memory devices has created an increased demand for reliable, cost-effective testing solutions. Historically, memory testing has been the primary responsibility of the memory semiconductor companies due to the expensive equipment required for the process. However, as the industry matures, the need for memory test capability has extended into OEMs, VARs, retail outlets, service centers and end users. This need for increased testing is being driven by stringent quality requirements, increased production volume, new complex memory solutions, loss prevention and customer expectations. Tanisys Group management estimates the worldwide memory test market for 1997 to be approximately $29 million in revenue, which represents an estimated 33% increase over 1996. Management estimates that desktop testers, used by high volume customers such as OEMs, semiconductor manufacturers and VARs, represent approximately 52% of the projected market and that portable testers, used by retailers, third-party service companies and VARs, represent approximately 48% of the projected market. The increase in memory complexity and the shear number of products continues to fuel significant growth in this market.

    The proliferation of electronic devices throughout the world has necessitated new approaches to providing intuitive personal access to the products and their applications. The Tanisys Touch product line competes in this area through its capacitive touch technology. Any product that uses switches or controls is a candidate for the application of this technology, including appliances, personal computers, point-of-sale terminals, automated teller machines ("ATMs"), gas pumps, multimedia kiosks, industrial and medical equipment, financial systems, computer-based training systems, gaming machines and many other electronic devices used by the public. Consistent across industries manufacturing these products is the search for low cost, highly reliable, intuitive user access. In 1996, the personal computer industry is projected to sell 63.7 million units for both desktop and notebook systems according to Dataquest, Inc., a market research firm. Additionally, the appliance industry is expected to sell in excess of $3 billion in units worldwide in 1996.

DESIGN, ENGINEERING, MANUFACTURING AND LOGISTICS SERVICES

    The increased cost of capital equipment as well as the complexity and expertise required to set up and operate an electronic manufacturing operation has resulted in the trend of outsourcing by OEMs. By outsourcing design, manufacturing and logistics functions, OEMs are able to focus their resources on their own areas of core competence and competitive advantage, such as unique technology, system design and marketing capabilities. OEM outsourcing practices range from contract manufacturing, in which the OEM may turn to an outside supplier to procure components and design and manufacture a specific product for the OEM on a turnkey basis, to consignment, in which the OEM employs the outside supplier to design, engineer, manufacture, maintain inventory and distribute a product using components supplied by the OEM.

    One of the most significant opportunities is the manufacture of memory modules. Memory modules are compact circuit board assemblies consisting of DRAM, SRAM, Flash or other semiconductor memory devices and related circuitry. The suppliers of memory modules include semiconductor manufacturers who maintain captive memory module production facilities and independent memory module manufacturers that source memory devices from a wide variety of suppliers. Although some semiconductor manufacturers have the ability to manufacture significant volumes of standard memory modules, generally these companies are focused on adding value through their silicon expertise, rather than through their memory module manufacturing capabilities. Management of the Tanisys Group believes that the business models of most semiconductor manufacturers may not adequately address OEMs' changing requirements for a broad range of custom and application specific products.

    Independent manufacturers of memory modules have experience with a broad range of memory devices and offer substantial expertise in component selection and module product development. Due to the fact that independent manufacturers do not produce their own semiconductor devices, they have the ability to mix and match devices from a variety of semiconductor suppliers in a single memory module. Independent manufacturers of memory modules currently address two primary market segments: the OEM channel and the personal computer reseller channel. Suppliers to the OEM channel typically offer custom and application specific modules to the workstation and telecommunications industries, as well as standard memory modules for use by computer and peripheral OEMs. Suppliers to the personal computer reseller channel typically offer standard DRAM memory modules as an upgrade product sold through computer distributors and retail channels.

MEMORY TEST SYSTEMS

    The memory test market is growing rapidly due to the increasing and ever changing complexities, configurations, densities and technologies of memory devices. Semiconductor manufacturers are the major users of memory test systems on a chip level as well as on modules. In addition, the market extends into independent manufacturers of modules, OEMs, retail outlets, service centers and end users. The Tanisys Group believes that the desire to produce as well as purchase quality memory products is driving an increased awareness of the need for memory testing.

    Memory test systems can be classified into two main areas: semiconductor chip level testers and memory module testers. Semiconductor chip level testers are utilized to completely characterize a semiconductor device to guarantee its performance to a standard set of specifications. Memory module testers are utilized to characterize an assembly of semiconductor devices to a desired specification, whether standard or custom. This characterization and testing is done to insure quality of performance following a manufacturing process.

    Test systems generally are designed as generic testers that must be programmed and customized by the user to a specific purpose. The testers may be configured to test personal computer motherboards, controllers or simply memory modules. The common features these testers provide are their abilities to manipulate the semiconductors' inputs and outputs in relation to time at various voltages. The patterns of tests are known as test algorithms or test vectors.

MEMORY MODULES

    Electronic systems increasingly employ memory modules as building blocks in system design as a result of the many advantages memory modules offer OEMs and end users. The use of memory modules enables OEMs to offer a relatively easy path for upgradeability of a personal computer or workstation, a feature of system design that is increasingly required by end users. The use of memory modules allows OEMs to increase flexibility by enabling them to easily configure a system with a variety of different levels of memory, thus enabling OEMs to address multiple price points or applications with a single base system design. To achieve this upgradeability and flexibility, both personal computer and communications OEMs frequently design their systems to use memory modules as a "daughter card," reducing the need to include memory devices on the motherboard. This design structure frees space on the motherboard and enables the OEM to use a single motherboard as a common central element for a variety of different systems, resulting in significant cost savings. The use of memory modules further reduces OEMs' costs by allowing them to add expensive memory devices to products during the final stages of the manufacturing process, thereby reducing the need for work-in-process inventories.

    The market for memory modules includes both standard and custom modules. The high volume standard memory module market includes modules that can be sourced from many module suppliers and are designed to be incorporated into a wide variety of equipment. These modules employ designs meeting widely used industry specifications of the Joint Electronic Development Engineering Council ("JEDEC"), primarily utilizing DRAM memory, and are available with a variety of options to address the needs of multiple OEMs. Standard memory modules typically are used in desktop personal computers and printers and are both to both OEMs and through computer resellers directly to end users.

    Specialty memory modules include both custom and application specific modules. The varying requirements of different electronic systems and the increased number of memory device options have resulted in a market for custom memory modules that are designed to enhance the performance of a

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particular system or a set of applications.  These modules are usually based on either DRAM, SyncDRAM, SRAM or Flash technologies and may include additional control circuitry. Custom memory modules typically are sourced from a limited number of suppliers. Application specific or custom memory modules generally are used in mobile computers, workstations and telecommunications devices, such as routers and switches, and are sold primarily to OEMs.

CAPACITIVE TOUCH TECHNOLOGY

    Capacitive touch is input technology that utilizes the sensing of touch with a high speed microprocessor circuit, replacing mechanical input devices. There are relatively few companies pursuing this technology, and to the best knowledge of management of the Tanisys Group, there are no other companies pursuing off-screen applications other than mouse replacement applications. Mouse replacement technology involves five to six layers of board that are relatively expensive to produce. However, off-screen applications offer a wide range of opportunities for the technology, such as gas pumps, appliances, ATMs, cellular telephones and almost any other electronic appliance, and the microchips are relatively inexpensive to produce.

THE DRAM MARKET

    DYNAMIC RANDOM ACCESS MEMORY. A DRAM is a high density, low cost per bit semiconductor device that stores digital information in the form of bits and provides high speed storage and retrieval of data. DRAMs are the most widely used semiconductor memory component in most PC systems. The development of more powerful personal computers and workstations and the increasing emphasis on high-throughput networking and telecommunications products have resulted in the need for higher volumes and greater varieties of DRAM memory in electronic systems. For example, personal computers currently based on 486, Pentium-Registered Trademark- and PowerPC-Registered Trademark- microprocessors frequently employ 8 to 16 megabytes ("Mbytes") of DRAM, which is significantly more memory than that employed by older generation personal computers. The adoption of Windows 95 and NT and other advanced operating systems is further increasing the need for DRAM, as 16 Mbytes of DRAM memory are required for higher performance to support Windows 95 multitasking capabilities.

THE SRAM MARKET

    STATIC RANDOM ACCESS MEMORY. A SRAM is a semiconductor device that performs memory functions much the same as a DRAM, but does not require its memory cells to be electronically refreshed. In addition, a SRAM can be designed to operate faster than a DRAM. A SRAM contains more complex electronic circuitry than a DRAM and consequently has higher per bit production costs. The market for SRAMs includes the high speed SRAM segment and the low power SRAM segment. The market for high speed SRAM devices has grown rapidly over the last few years, driven primarily by the inability of slower DRAM devices to support the increasing speed requirements of personal computer and data communications systems. Due to existing architectural limitations, DRAM speeds have not increased commensurably with improvements in microprocessor speeds. DRAMs typically operate at 10 to 20 megahertz ("Mhz"), or 100 to 50 nanoseconds ("ns"), while microprocessor bus speeds for most Pentium-Registered Trademark--class personal computers currently sold are 66 MHz (15 ns) or higher. Operating at 66 MHz or faster, high performance SRAM devices can be used as "cache" memory, which increases a system's performance. For example, in a
                                      8
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personal computer or workstation, L2 cache memory can
increase system performance by acting as an intermediary between fast microprocessors and slower DRAM main memory. In disk drives, SRAM cache memories can be used as a high speed buffer to accelerate data throughput from the drive to the system bus.

    The Tanisys Group's SRAM family focuses on the high performance, or "Very Fast," sector of the SRAM market, supporting cache memory requirements in computers. Very Fast SRAM provides access times approximately five times faster than those of a DRAM. The market for Very Fast SRAM has grown with the number of applications that require a "buffer" or "cache" of high speed memory between the central processing unit and the main DRAM-based memory.

    High speed SRAMs are experiencing rapid advancements in speed, architecture, organization, density and operating voltages. These advancements are primarily necessitated by the increasing speed and functionality of microprocessors such as the Pentium-Registered Trademark-, the PowerPC-Registered Trademark-, the Alpha-Registered Trademark- and the SPARC-Registered Trademark-. High speed SRAMs are reaching access times below 3 ns. High speed SRAM architecture has evolved from asynchronous random access to synchronous pipelined burst mode corresponding with the Pentium-Registered Trademark- architecture, and synchronous serial access corresponding with reduced instruction set computing ("RISC") architectures. SRAM devices are available in organizations ranging from 1 bit to 36 bits wide and densities of up to 4 megabits. In addition, industry trends toward lower voltage microprocessors, such as the Intel P54C (3.3 volt Pentium-Registered Trademark-), have created a need for new, low voltage SRAM cache memories.

    Low power SRAM devices are used primarily in computing or industrial applications in which efficient power management is of greatest importance. Primary applications for low power SRAM devices include mobile computing and other environments in which electronic systems rely on battery power or require low power dissipation.

THE FLASH MEMORY MARKET

    Flash memory is an application of non-volatile memory used to retain stored data after a system's power has been turned off. The ability of Flash devices to be electronically rewritten to update parameters or system software provides greater flexibility and ease of use than other non-volatile memory devices, such as older erasable programmable read only memory ("EPROM") devices. Flash memory is one of the fastest growing segments of the memory market, as a growing range of applications utilize Flash memory in the computer, telecommunications, networking, consumer electronics, automotive, industrial control and instrumentation industries. For example, Flash memory can be used in communication devices such as routers, in which Flash memory provides storage of control programs and system-critical data. Another common application for Flash memory is in PC cards, which are small form factor devices that are inserted into notebook and subnotebook computers and consumer electronics products such as personal digital assistants ("PDAs") and digital cameras to provide added storage.

    Due to the increasing number of Flash suppliers, a variety of Flash architectures such as NOR, DINOR, NAND and AND have become available. These devices are offered in an increasing number of operating modes, such as random access, serial access, synchronous and DRAM-like, and in a range of operating voltages from 3.3 v. to 12.0v.

THE SYNCDRAM MARKET

    The introduction of the SyncDRAM as a replacement of FPM DRAM, which is currently occurring, is considered to be a major shift in computing system architecture creating the requirement to redesign the memory system control logic. SyncDRAM is unique in that the memory can be accessed by the processor in a synchronous instead of asynchronous manner, which is inherently a faster operation. This transition will create the demand for a total redesign of memory modules and require new testing equipment to implement its use.

PRODUCTS AND SERVICES

    The products and services of the Tanisys Group are divided into three basic categories based on the areas of product specialization of each of the three companies that comprise the consolidated group. These products and services are custom design, engineering, standard and custom memory modules, manufacturing, testing, logistics services, memory test equipment and patented touch technology. Memory module products represented approximately 95%, 97% and 97% of the Tanisys Group's total net sales in fiscal 1996, 1995 and 1994, respectively, on a pro forma basis, and semiconductor memory product testing equipment represented substantially all of the balance of the Tanisys Group's revenue.

RESEARCH, DESIGN ENGINEERING AND PROTOTYPE TECHNOLOGIES SERVICES

    The Tanisys Group believes it is proactively responding to the increasing competition and shorter product life cycles that its customers are facing in their respective industries. The Tanisys Group's design engineers work jointly with customers to design products that will exceed the minimum requirements and specifications for functionality, quality and reliability. The transition from concept to prototype to a performance reliable, manufacturable product with planned production requirements is expertly managed so that the product volume-to-market cycle is as short as possible, saving both time and expense. This process is aided by the quick-turn capabilities in the Tanisys Group's manufacturing and surface mount assembly processes. The Tanisys Group's intent is to position itself to be the manufacturer of choice due to its intimate knowledge of the product and the customers' requirements.

SURFACE MOUNT ASSEMBLY SERVICES

    The Tanisys Group has a substantial investment in various pieces of specialized module assembly equipment, including five Quad Systems, Inc. surface mount technology ("SMT") machines, DarkHorse and Terradyne, Inc. ("Terradyne") testing equipment, reflow soldering machines, a sophisticated hand-drop assembly line and board washing equipment. The SMT process solders the leads on integrated circuits and other electronic components to the surface of the printed circuit board ("PCB"), which replaces older pin-through-hole technology. The SMT process accommodates substantially greater density than can be achieved with the older technologies. This allows for a reduction in the size of the PCB, enhances the performance of the module and usually reduces the costs of materials and components. Advanced SMT technologies, including double-sided attachment of components and fine pitch component placement on the PCBs, have further increased component density, reduced the PCB size and achieved substantial economies in the cost of the finished modules. Double-sided placement attaches SMT components on both sides of the

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PCB, and fine-pitch SMT places components that have tightly spaced leads. Substantially all of the modules assembled by the Tanisys Group employ the SMT process, and an increasing percentage utilizes fine-pitch component placement and/or double-sided component attachment. The Tanisys Group intends to continue investing in the equipment and technologies required to develop the resources required to exceed customers' expectations and requirements.

SEMICONDUCTOR MEMORY TESTING EQUIPMENT

    The DarkHorse testers are designed, maintained and enhanced by the Tanisys Group's professional engineering staff. The current emphasis is on development of a tester for the new and growing SyncDRAM portion of the module industry. Phase 1 of this development, which has been completed, consisted of designing attachments which allow the current models to test the new SyncDRAM modules. New testers that are designed specifically for the new SyncDRAMs are now in the development stage.

    All of the DarkHorse testers are designed and manufactured by the Tanisys Group's manufacturing operation, utilizing the SMT process and the hand-drop line. The Tanisys Group's commitment to continuous quality improvement in its manufacturing operation has been essential to the success of this product line. DarkHorse currently offers two testers, the Sigma 2 and the Sigma LC, which compete in the automatic testing equipment ("ATE") market for the testing of both chips and modules. DarkHorse's competitors include Terradyne, Terradyne/Megatest Division of Terradyne ("Megatest") and Realm Systems, Inc. ("Realm"), all of which provide generic test equipment that requires the user to custom program the equipment for specific applications. The DarkHorse test systems are pre-programmed and include an extensive set of pre-programmed algorithms and test programs that are accessed through an intuitive user interface.

    SIGMA 2. The Sigma 2 unit is geared toward accurate, extensive and expedient testing of memory for the manufacturer who needs additional parametric testing and performs large volume testing, such as manufacturers of personal computers and other electronic products. The Sigma 2 has additional tests not available on the Sigma LC, which are demanded in high-end testing environments.

    SIGMA LC. The Sigma LC unit is portable and tests memory in the same accurate, extensive and expedient manner as Sigma 2, but is geared toward single in-line memory module ("SIMM") users whose volume is lower and whose testing needs are slightly less extensive. The market for the Sigma LC ranges from in-house service technicians to memory manufacturers.

MEMORY MODULES

    The Tanisys Group designs and markets over 400 products consisting of memory modules, which include DRAM, SRAM, SyncDRAM and Flash memory. The products offered include custom and application specific memory modules, as well as standard memory modules that comply with industry standards established by JEDEC. The target market segments for these products include personal computers, mission critical servers, telecommunications/ data communications, custom electronic assemblies, memory products and contract manufacturing services to the electronics market. Historically, the majority of the Tanisys Group's revenues have come from sales of standard products to the memory

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after-market as well as custom products and custom assembly for the OEM markets using advanced surface mount technologies and manufacturing processes.

    An important aspect of the Tanisys Group manufacturing operations is its focus on product testing. The Tanisys Group tests 100% of its memory modules for full functionality. The Tanisys Group believes that it has established substantial technical expertise in the testing of memory modules, and its staff of experienced test engineers develop proprietary testing routines and parameters that enable it to diagnose problems in system design or memory components, to characterize the performance of new products and to provide high quality products in volume.

TOUCH TECHNOLOGY

    Tanisys Touch is a proprietary technology which is integrated into electronic products to provide greater ease of use. Tanisys Touch allows manufacturers to create devices that can be controlled simply by using your finger. This intuitive characteristic means that users can rely more on simple touch controls rather than on complex user control interfaces. Tanisys Touch has the following advantages: no moving parts, lower cost of implementation, the ability to be mounted under a variety of materials, expanded ease-of-use functionality, environmentally robust and monolithic construction that can be mounted directly to the surface of products, including compound curves. While applicable markets for touch include any electronic device, the initial focus is on computers and appliances due to market size and product development cycles.

AVAILABILITY OF RAW MATERIALS

    The Tanisys Group's manufacturing operations use numerous suppliers for electronic components and materials, including DRAM components, used in its operations. Shortages of certain types of electronic components have occurred in the past and may occur in the future. The Tanisys Group's contract manufacturing operations procure materials and components based on purchase orders received and accepted from customers while seeking to minimize the overall level of inventory. Component shortages or price fluctuations could have an adverse effect on the Tanisys Group's business and results of operations.

CUSTOMERS, SALES AND MARKETING

    The Tanisys Group's principal customers include major and second-tier electronics OEMs, semiconductor manufacturers, computer and electronics distributors, VARs, system integrators and major consumer electronics retail outlets.

    On a pro forma basis, approximately 95% of the Tanisys Group's sales are derived from the 1st Tech product and service line, which includes standard and custom memory modules, custom electronics modules, design, engineering, manufacturing and logistical inventory control services. Substantially all of the balance of the Tanisys Group's sales are derived from the DarkHorse tester product line, which also includes design and engineering services, maintenance contracts and consumable replacement parts. In fiscal 1996, the top ten customers of the 1st Tech products accounted for 48% of Tanisys Group sales on a pro forma basis, and no one customer accounted for 10% or more of such sales.

    The Company believes that it has proven the Tanisys Touch technology and that the next step is inclusion of this technology by OEMs in the marketplace. This can occur only if the OEM's product designs include the technology because the discrete Tanisys Touch technology is not easily retrofitted into existing products. Since July 1995 and prior to the acquisitions of 1st Tech and DarkHorse, the Company focused substantially all of its time and effort in developing and marketing Tanisys Touch to the personal computer and appliance marketplace through major OEMs. Currently, the Company is supporting a leading personal computer manufacturer to introduce a touch-enabled product. In addition, the Company is working with a leading appliance manufacturer to introduce a touch-enabled appliance. Although both the personal computer manufacturer and appliance manufacturer are expending significant resources to develop the touch-enabled product lines, the Tanisys Group has no assurance that either of these endeavors will be successful.

    The Tanisys Group primarily sells its products and services through direct sales in the United States, Europe and Asia and also uses a network of independent sales representatives located throughout the United States and Europe for certain OEM customers and large retail electronics stores. Sales outside these areas are made through distributors, which purchase products for resale outside the United States.

    The Tanisys Group's sales and marketing efforts are conducted in an integrated process involving direct sales people, independent sales representatives, customer service representatives and senior executives. An important aspect of the selling cycle is the team approach whereby a senior executive is combined with marketing, manufacturing, engineering and sales counterparts to work closely with the major OEM and semiconductor accounts. Especially important are the related selling opportunities of product lines. Conceivably, once a relationship is established with an OEM, there is opportunity to sell all product lines into the same account.

    Relationships with leading semiconductor manufacturers located in the United States, Japan, South Korea, Taiwan and Europe have been developed by the Tanisys Group, and many of these vendors are also customers. The Tanisys Group frequently works jointly with these vendors in bidding for customer designs to be incorporated into an OEM's system.

    The Tanisys Group plans to expand its sales and marketing organization to increase the sales of its products and services and establish Tanisys Touch, 1st Tech and DarkHorse brand names worldwide. Current marketing activities include direct mail solicitations and participation in trade shows, and future marketing activities also will include advertising in trade publications targeted at high technology industries.

    Sales generally are made pursuant to standard purchase orders. Only those customer orders for which purchase orders have been accepted and assigned shipment dates within the next 12 months are included in backlog.
 Because the Tanisys Group's current backlog is subject to change in delivery schedules and is subject to cancellation with only limited or no penalties, backlog is not necessarily an indication of future net sales. There can be no assurances that current backlog will necessarily lead to net sales for any future period. At October 31, 1996, backlog was $811,009.

TANISYS GROUP STRATEGY

    The Tanisys Group's objectives are (i) to continue to develop its technologies to deliver products and services that provide its customers with distinct market advantages; (ii) to strengthen its position as a leading supplier of memory modules and memory test systems in high growth markets; (iii) to establish and grow long-term relationships with customers for all product lines by utilizing the combination of creativity and experience of its personnel to help their customers profitably differentiate their products by transforming ideas into creative and manufacturable solutions, recognizing that each customer is different and has unique needs; (iv) to continue to maintain and continuously improve its world-class manufacturing capabilities; and (v) to continue to provide extraordinary customer support. The Tanisys Group has established its strategy in order to accomplish these goals and to ensure that customers continually improve time-to-market production in volume. The following are key elements of the Tanisys Group's strategy:

ESTABLISH THE TANISYS GROUP AS A LEADER IN ENGINEERING AND DESIGN SERVICES

    The Tanisys Group's engineering, design and manufacturing staff delivers value-added services, focusing on research, design, prototype, development and manufacturing services, and gives the Tanisys Group the ability to differentiate itself from competitors that primarily concentrate on the manufacturing aspects of the industry. The Tanisys Group believes that its professionals have the creative ability and experience to understand a customer's ideas, analyze the technology and work with them to create a product design. They can then proceed with the building of the necessary prototypes to prove, design and develop a manufacturing model, thereby moving the customer from the concept stage to a manufacturable product. The Tanisys Group maintains a unique advantage in the electronics manufacturing services ("EMS") industry through an obvious depth of understanding of the product gained by its manufacturing staff from its engineering staff.

EXPAND MANUFACTURING AND LOGISTICS CAPACITY AND EXPERTISE

    Further expansion and automation of manufacturing capacity is planned through investment in advanced manufacturing equipment, while maintaining responsiveness to OEMs through short design cycle and rapid turnaround. The Tanisys Group has made and will continue to make investments in advanced manufacturing process equipment and technologies, and the Tanisys Group will continue to work closely with customers concerning the identification and implementation of all advances in process technologies needed to design and manufacture new and more complex products. The Tanisys Group believes that it benefits from significant economics of scale in procurement and equipment utilization due to its high volume manufacturing of a wide variety of memory module products. An experienced manufacturing staff is in place, and automated specialized surface mount lines have been established, enabling the manufacture of products in a cost effective manner. An important aspect of the Tanisys Group's manufacturing strategy is to focus extensively on product quality to address the stringent requirements of leading electronics OEMs worldwide. In addition, the Tanisys Group believes that it has established particular expertise in materials management through efficient procurement, inventory tracking and control and management information systems.

DEVELOP NEW CUSTOMERS FOR EXISTING PRODUCTS AND SERVICES

    The Tanisys Group intends to expand the marketing of its products and services worldwide through the use of its in-house sales organization and by contracting with independent sales representative organizations that have existing relationships with potential customers for other products and services. The intent is to establish long-term relationships with major OEMs as the primary provider of turnkey design, development and manufacturing solutions for new and existing products and services.

EXPAND THE SCOPE OF PRODUCTS AND SERVICES

    The Tanisys Group intends to expand the scope of products and services provided to existing customers who are already familiar with the total quality focus of the Tanisys Group. The intent is to establish long-term relationships as a primary provider of a complete slate of products and services with these customers.

CONTINUE TO PROVIDE TOTAL QUALITY MANAGEMENT OF PRODUCTION AND BUSINESS
PROCESSES

    The Tanisys Group continuously endeavors to improve production quality, reduce cycle time and provide innovative solutions for customer problems. The combination of full-service component and materials purchasing, inventory and materials management and continuous flow manufacturing with sophisticated computer-aided design and manufacturing capabilities shortens the response time for fulfilling customer requests. The Tanisys Group is International Standards Organization ("ISO") 9002 compliant and is in the process of becoming certified.

EXPAND DEVELOPMENT OF DARKHORSE MEMORY TEST EQUIPMENT PRODUCT LINE

    The requirements for reliable and reasonably priced test instrumentation has grown rapidly as customers' emphasis on quality control in manufacturing has increased. The transition to dual in-line memory modules ("DIMMs") and SyncDRAMs and the increasingly smaller sizes require the design or redesign of sophisticated memory testers. The electronics manufacturing services industry requires larger, more automated testers that will work in conjunction with continuous flow manufacturing lines, and the increasingly competitive nature of the industry necessitates more economic pricing than this type of tester has today. The retail industry requires reliable and reasonably priced portable testers for loss prevention with pass/fail testing and for module identification purposes.

DEVELOP PRODUCTS USING THE TOUCH TECHNOLOGY

    The Tanisys Touch strategy is focused on the computer and appliance industries due to market size and product development cycles, which management believes will provide shorter time to revenue than other potential industry markets. Initial focus is on select major manufacturers in the computer and appliance industries with license agreements used for specific new product development. This strategy is consistent with the overall focus on the high volume OEM type customer as opposed to the retail channels.

EXPAND MANUFACTURING CAPABILITIES AND SERVICES

    The intensely competitive nature of the electronics manufacturing industry has forced the major competitors to expand the range of products and value-added services provided to their principal customers in order to serve as single-source providers of a comprehensive and growing set of solutions-based products and services. By providing research, design and prototype capabilities, the Tanisys Group can assist a customer in the critical development and pre-production planning phase of product implementation and follow through with the more traditional manufacturing services. Industry parts suppliers also are customers of the Tanisys Group, providing it with direct acquisition channels and thereby creating strategic alliances. This allows a customer to utilize fewer service providers to streamline the process and achieve better efficiencies in the development cycle due to fewer transitions from one provider to another. This type of strategic relationship gives a competitive advantage to both the electronics manufacturer and to the customer within their respective industries.

    The continuing rapid advances in technology further support customers' utilization of outsourcing to companies in the electronics industry. Companies operating in the advanced electronic industries must devote more and more resources, which ultimately are limited, to the development of new technologies either for the next generation of an existing product or the development of new products. Due to continuously reducing sizes and increasing higher performance expectations and performance standards, state-of-the-art manufacturing and assembly equipment and processes must be used in order to meet the volume and time-to-market requirements.

MAINTAIN TECHNOLOGICAL LEADERSHIP IN MEMORY MODULE DESIGN

    The Tanisys Group believes it is a leader in the design of both application specific and standard memory modules. Through its experience with substantially all types of memory devices supplied by a wide range of leading semiconductor manufacturers, the Tanisys Group has developed significant expertise in memory module design and component selection.
Its extensive library of product designs and layouts of memory modules are used to increase speed and efficiency in introducing new products, assisting its OEM customers in achieving time-to-market advantages. The Tanisys Group's strategy is to apply its design expertise to continue to develop new memory modules that address emerging opportunities utilizing DRAM, SyncDRAM, SRAM and Flash technologies. In addition, a substantial base of proprietary testing routines and parameters has been developed, which enables the diagnosing of problems in system design or memory components, in order to characterize the performance of new products and to provide high quality products in volume.

    The transition to SyncDRAM should allow the Tanisys Group to continue to differentiate itself from the competition through its advanced design capabilities at higher processor speeds. This transition will necessitate a large number of new designs and the development of new memory test equipment as well as replacement of older existing test equipment.

INTRODUCE NEXT GENERATION MEMORY TEST EQUIPMENT

    The continuing development of new memory technologies and changing functionality will create the demand for next generation testing equipment and capabilities. The Tanisys Group believes it is well positioned through the DarkHorse memory test products to take advantage of these changes and market expansion. The transition to SyncDRAM will necessitate the development of new test programs and the replacement of existing test equipment.

EXPAND OEM RELATIONSHIPS AND DISTRIBUTION CHANNELS

    The Tanisys Group's experienced applications engineers continually work with OEMs to seek and support multiple design opportunities over numerous product generations. The Tanisys Group plans to continue to develop relationships with its existing OEM customers and to establish relationships with new OEM customers both domestically and internationally. The Tanisys Group is growing its sales force to address new opportunities with OEM customers and corporate end users worldwide. The Tanisys Group also plans to broaden its distribution channels by focusing additional marketing and sales resources on the computer reseller channel and establishing worldwide recognition of the Tanisys brand name.

EXPAND INTERNATIONAL SALES AND MARKETING

    The Tanisys Group is expanding its sales and marketing efforts internationally with an objective of establishing worldwide recognition of its products and the Tanisys, 1st Tech and DarkHorse brand names.

RESEARCH AND DEVELOPMENT

    Tanisys Group management believes that the timely development of new products and technologies is essential to maintain the Tanisys Group's competitive position. In the electronics market, the Tanisys Group's research and development activities are focused primarily on new module products, the continual improvement in memory test products and solutions, and the ongoing improvement in manufacturing processes and technologies. Additionally, the Tanisys Group provides research and development services for customers either as joint or contracted development. The Tanisys Group plans to continue to devote substantial research and development efforts to the design of new module products which address the requirements of OEM, corporate and retail customers.

    Tanisys Group management believes that its Tanisys Touch technology has been developed to a viable commercial level and that the next step is introduction of consumer products utilizing Tanisys Touch into the marketplace by major OEMs. Support continues to be provided to OEMs in the personal computer and appliance industries toward this end. However, it is not anticipated that significant additional research and development efforts will be required for this technology.

    The Tanisys Group's research and development expenses in fiscal years 1996, 1995 and 1994, on a pro forma basis, were $1,511,000, $804,000 and
$683,000, respectively.

COMPETITION

    The Tanisys Group is a technology solutions company with broad industry product and service lines and believes that while it faces different competitors in its three product and service lines, there is no one company capable of competing in all product and service lines. Competition in some products, such as 1st Tech's memory manufacturing, is intense due to the large number of competitors with substantially greater financial, marketing, technical, distribution and other resources. However, the DarkHorse and Tanisys Touch lines are characterized by limited effective competition in the segments of the markets targeted by the Tanisys Group and its patented technology.

    The basic competitive strategy of the Tanisys Group is to utilize the high end custom engineering design, advanced manufacturing processes, module test solutions, targeted sales and marketing and advanced warehousing and distribution capabilities to deliver advanced technologies, solutions and services packaged in such a way that a customer is not required to deal with a substantial number of vendors but can look solely to the Tanisys Group to satisfy all of its needs. The Tanisys Group will continue to target customers with which a long-term, primary or sole source relationship can be established in order to provide broad-based solutions to any technological or manufacturing needs.

    The competitors in the 1st Tech product line include module manufacturers such as SMART Modular Technologies, Micron Electronics and Celestica, Inc. Additional competition comes from certain suppliers who may have the ability to manufacture competitive products at lower costs as a result of their higher levels of integration. In addition, some current and prospective customers may currently or in the future manufacture internally.

    In the memory testing industry, the DarkHorse line competes primarily with Terradyne, Megatest and Realm, although they provide only generic test equipment requiring the user to custom program the equipment for each specific application. The DarkHorse test systems are pre-programmed with an extensive set of algorithms and test programs that are accessed through an intuitive user interface.

               The Tanisys Group believes that its competition in the capacitive touch market is limited to a few companies that are pursuing limited applications of their technology as opposed to the broader market it has targeted.

INTELLECTUAL PROPERTY

    The Company has filed four applications with the U.S. Patent and Trademark Office for patents to protect its intellectual property rights for products and technology that have been sold, licensed or are under development, as follows:

    1. Application covering claims for hardware, firmware, software and methods operations for a broad range of applications for its touch technology. The patent was granted on April 16, 1996 under Registration No. 5,508,700. Corresponding international patent applications have been filed in selected European, Asian and North American countries. Management of the Company believes that if competitors decide to pursue the discrete touch market, they could be in violation of the Company's patent. The Company has no knowledge of any such infringement to date.

    2. Application for "Keyboard Command Operation for Computer System." This pending application is targeted to protect the Company's technology that associates multiple commands with different keyswitch actuations and that is applicable for computer keyboards.

    3. Application for "Computer Input Device for Use in Conjunction with a Mouse Input Device." This pending application is targeted to protect the Company's technology related to capacitive sensing used in a mouse pad or other flush-mounted touch device.

    4. Application for "Capacitive Sensitive Input Circuit with Common Pad." This pending application is targeted to protect the Company's touch technology which could be used in extreme or hostile environments and can function to improve the reliability of touch sensor operation in such environments.

    There can be no assurance that these pending patent applications will be approved or approved in the form requested. The Tanisys Group expects to continue to file patent applications where appropriate to protect its proprietary technologies; however, the Tanisys Group believes that its continued success depends primarily on factors such as the technological skills and innovation of its personnel rather than on patent protection. In addition, the Tanisys Group attempts to protect its intellectual property rights through trade secrets and a variety of other measures,including non-disclosure agreements. There can be no assurance, however, that such measures will provide adequate protection for the Tanisys Group's trade secrets or other proprietary information, that disputes with respect to the ownership of its intellectual property rights will not arise, that the Tanisys Group's trade secrets or proprietary technology will not otherwise become known or be independently developed by competitors or that its intellectual property rights can otherwise be protected meaningfully. There can be no assurance that patents will issue from pending or future applications or that, if patents are issued, they will not be challenged, invalidated or circumvented, or that rights granted thereunder will provide meaningful protection or other commercial advantage. Furthermore, there can be no assurance that third parties will not develop similar products, duplicate the Tanisys Group's products or design around the patents owned by the Tanisys Group or that third parties will not assert intellectual property infringement claims against the Tanisys Group. In addition, there can be no assurance that foreign intellectual property laws will adequately protect the Tanisys Group's intellectual property rights abroad. The failure of the Tanisys Group to protect its proprietary rights could have a material adverse effect on its business, financial condition and results of operations.

ENVIRONMENTAL REGULATION

    The Tanisys Group's operations and manufacturing processes are subject to certain federal, state, local and foreign environmental protection laws and regulations. Public attention has increasingly been focused on the environmental impact of manufacturing operations that use hazardous materials or generate hazardous wastes, and environmental laws and regulations may become more stringent over time. There can be no assurance that failure to comply with either present or future regulations, or to obtain all necessary permits required under such regulations, would not subject the Tanisys Group to significant compliance expenses, production suspensions or delay, restrictions on expansion at its present or future locations, the acquisition of costly equipment or other liabilities.

EMPLOYEES

    At October 31, 1996, the Tanisys Group had 113 full-time and 2 part-time employees.

ITEM 2.        FINANCIAL INFORMATION.

                         SELECTED CONSOLIDATED FINANCIAL DATA

    The selected consolidated financial data presented below under the captions "Consolidated Statement of Income Data" and "Consolidated Balance Sheet Data" are derived from the consolidated financial statements of the Company and its subsidiaries, which financial statements have been audited by Arthur Andersen LLP (fiscal 1996, 1995 and 1994), independent public accountants, to the extent indicated in its report included elsewhere herein. On May 20, 1996, the Company acquired 1st Tech and DarkHorse, which resulted in them becoming wholly owned subsidiaries of the Company. The acquisitions were accounted for using the purchase method of accounting. The results for 1st Tech and DarkHorse have been included in the consolidated financial statements since the date of the acquisitions.

    The selected consolidated financial data set forth below is qualified in its entirety by, and should be read in conjunction with, "Management's Discussion and Analysis of Financial Condition and Results of Operations", the Consolidated Financial Statements, the notes thereto and the other financial information included elsewhere in this report.

                                                 FISCAL YEARS ENDED SEPTEMBER 30,
                                          ---------------------------------------------
                                          1996 (2)   1995      1994      1993      1992
                                           (In thousands, except per share data)

CONSOLIDATED INCOME STATEMENT DATA:
Net sales                                $14,989    $  359    $  114    $   -    $   -
Cost of goods sold                        12,661       110        34        -        -
                                          ------     -----    ------      -----   ----
Gross profit                               2,328       249        80        -        -
Operating expenses:
  Research and development                 1,080       410       409       181       -
  Sales and marketing                      1,177     1,358       394       117      18
  General and administrative               1,977       913     1,029       342      12
  Depreciation and amortization            2,474        71        60        28       -
  Unusual charge (1)                           -         -       199         -       -
                                          ------     -----    ------      -----   ----
    Total operating expenses               6,708     2,752     2,091       668      30
Income (loss) from operations             (4,380)   (2,503)   (2,011)     (668)    (30)
Other income (expense), net                  (30)       58        39         7    (103)
                                          ------     -----    ------      -----   ----
Net income (loss)                        $(4,410)  $(2,445)  $(1,972)   $ (660)   (133)
                                          ------     -----    ------      -----   ----
                                          ------     -----    ------      -----   ----
Net income (loss) per share              $ (0.37)  $ (0.29)  $ (0.30)   $(0.27)  $ 0.13)
                                          ------     -----    ------      -----   ----
                                          ------     -----    ------      -----   ----
Weighted average common
  shares outstanding                      11,766     8,436     6,611     2,861    1,025


                                                            AT SEPTEMBER 30,
                                          ---------------------------------------------
                                          1996 (2)   1995      1994      1993      1992

CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents               $  2,690    $1,317    $1,952    $2,076   $   48
Working capital                            2,803     1,183     1,766     2,155      (83)
Total assets                              20,222     1,613     2,295     2,488       48
Short-term debt                            3,075         -         -         -      121
Long-term obligations                        123         -         -         -        -
Shareholders' equity                      13,110     1,379     1,941     2,457      (83)
-------------------------

(1) As of September 30, 1994, the Company determined that it would not utilize in its current or future product line certain technology purchased in 1993. Therefore, the remaining goodwill of $198,739 associated with this purchase was charged to expense in the period ended September 30, 1994.

(2) On May 20, 1996, the Company acquired 1st Tech and DarkHorse as a result of which 1st Tech and DarkHorse became wholly owned subsidiaries of the Company in exchange for the issuance of an aggregate of 4,150,000 shares of Common Stock. The acquisitions were accounted for using the purchase method of accounting. Under the purchase method, the excess of purchase price over the estimated fair value of the net assets acquired ($10,656,998) is classified as goodwill and amortized against earnings over a two-year period. The amount of goodwill amortized for the fiscal year ended September 30, 1996 was $2,220,208. The results of operations of 1st Tech and DarkHorse have been included in the consolidated financial statements since the date of the acquisitions.


MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

    The Company was organized under the laws of the Province of British Columbia, Canada, on January 27, 1984, as Montebello Resources Ltd., and operated unsuccessfully as an oil and gas exploration company in British Columbia and Manitoba, Canada. In October 1992, the Company changed its name to First American Capital Group Inc. The Company then deemed itself inactive pursuant to the rules and regulations of the VSE, where its common stock had been traded. During the first two quarters of 1993, the Company was reorganized in accordance with the rules of the VSE. As part of this reorganization, the Company acquired certain computer game controller technology. The Company changed its name to Rosetta Technologies Inc. in May 1993 and to Tanisys Technology, Inc. in July 1994. Until May 20, 1996, the Company focused on research and development of highly specialized applications of capacitive touch sensing technology.

    Effective May 20, 1996, the Company acquired, through mergers with its wholly owned subsidiaries,all of the outstanding common stock of 1st Tech and DarkHorse and began operations in Austin, Texas as a consolidated group of companies in the technology industry. In consideration for the acquisitions of 1st Tech and DarkHorse, the Company issued 2,950,000 and 1,200,000 shares, respectively, of Common Stock. Prior but subject to the consummation of the acquisitions of 1st Tech and DarkHorse by the Company, 1st Tech issued 1,150,000 shares of its common stock for $2.00 per share in an equity financing, raising a total of $2.3 million, the proceeds of which were used to reduce short-term debt and provide working capital for 1st Tech.

    The Tanisys Group's net sales and gross profit increased dramatically over the last three fiscal years and especially in the last fiscal year due to the acquisitions of 1st Tech and DarkHorse. In fiscal 1996, revenues were $15.0 million with gross profit of $2.3 million (15.5% of revenue) versus fiscal 1995 revenues of $.4 million and gross profit of $.2 million (69.4% of revenue). This is an increase of revenues of $14.6 million, in excess of 4,000%, and in gross profit of $2.1 million, more than 800%. On a pro forma basis (presented as though the acquisitions had taken place at the beginning of fiscal 1995), the fiscal 1996 revenues and gross profit were $67.952 million and $5.138 million, respectively, versus fiscal 1995 revenue of $106.668 million and gross profit of $7 million. This is a decrease in revenues of $38.716 million, or 36%, and a decrease in gross profit of $1.976 million, or 28%, while gross margin increased by approximately 13.5%. The decrease in revenues and corresponding decrease in gross profit was caused primarily by the drastic decline in the price of memory chips, the major material cost in the manufacture of memory modules, and the lack of adequate capital to buy inventory in sufficient quantities to obtain the favorable pricing required in competitive bidding situations dealing with commodity products. While the price of the memory chip has currently stabilized and the acquisitions of DarkHorse and 1st Tech by the Company in May 1996 has infused the required capital into the business, management believes that revenues and gross profits will continue to fluctuate due to the foregoing and other factors, including, changes in pricing by suppliers and competitors and changes in the proportion of contract manufacturing done--where the customer consigns the material--versus manufacturing on a turnkey basis--where the Tanisys Group purchases the necessary materials.

RESULTS OF OPERATIONS

    The following table sets forth certain consolidated statement of income data of the Tanisys Group expressed as a percentage of net sales on a pro forma basis, taking into account the acquisitions of 1st Tech and DarkHorse as if they had occurred October 1, 1993, with the exception of the amortization of goodwill, which is from May 20, 1996, the date of the acquisitions:

                                                PRO FORMA FISCAL YEARS
                                                 ENDED SEPTEMBER 30,
                                            ----------------------------
                                             1996       1995      1994

    Net sales                               100.0%     100.0%     100.0%
    Cost of goods sold                       92.8       93.3       91.8
                                            -----      -----      -----
    Gross profit                              7.2        6.7        8.2
    Operating expenses:
       Research and development               2.3        0.8        1.6
       Sales and marketing                    4.3        3.4        4.0
       General and administrative            11.0        3.5        5.3
       Depreciation and amortization          3.7         .3         .7
       Unusual charge                         0.0        0.0        0.5
                                            -----      -----      -----
    Total operating expenses                 21.3        7.9       12.1
                                            -----      -----      -----

    Operating income (loss)                 (14.1)      (1.2)      (3.9)
    Other income (expense), net              (0.5)      (0.5)      (0.6)
                                            -----      -----      -----
    Net income                             (14.6%)      (1.7%)     (4.5%)
                                            -----      -----      -----
                                            -----      -----      -----

               The following table sets forth certain consolidated statement of income data of the Tanisys Group expressed as a percentage of sales giving effect to the acquisitions of 1st Tech and DarkHorse on May 20, 1996:

                                               FISCAL YEARS ENDED SEPTEMBER 30,
                                               --------------------------------
                                                  1996       1995      1994

    Net sales                                    100.0%     100.0%    100.0%
    Cost of goods sold                            84.5       30.7      29.8
                                                 -----      -----     -----
    Gross profit                                  15.5       69.3      70.2
    Operating expenses:
       Research and development                    7.2      114.2     359.6
       Sales and marketing                         7.9      378.6     346.1
       General and administrative                 13.2      254.6     897.1
       Depreciation and amortization              16.5       19.8      60.2
       Unusual charge                              0.0        0.0     174.6
                                                 -----      -----     -----
    Total operating expenses                      44.8      767.2    1837.6%
                                                 -----      -----     -----

    Operating income (loss)                      (29.2)    (697.9)  (1733.0)
    Other income (expense), net                   (0.2)      16.3      34.2
    Net income                                   (29.4%)   (681.6%) (1733.0%)
                                                 -----      -----     -----
                                                 -----      -----     -----

NET SALES

    On the historical accounting basis, net sales consist of software sales, less returns and discounts, and design engineering fees from 1994 to May 20, 1996, the date of the acquisitions of 1st Tech and DarkHorse.
 After the May 20, 1996 acquisitions, net sales consist of custom manufacturing services, custom memory modules, standard memory modules, design engineering fees, memory module test solutions, advanced technology services and computer software, less returns and discounts. Net sales increased from $114 thousand in fiscal 1994 to $359 thousand in fiscal 1995, a 215% increase, and to $14.989 million in fiscal 1996, a 4,075% increase. The increase in sales in fiscal 1995 from fiscal 1994 was due primarily to new software products and additional distributors. The increase in fiscal 1996 is due to the acquisitions of 1st Tech and DarkHorse.

    On a pro forma basis, net sales increased from $42.708 million in fiscal 1994 to $106.668 million in fiscal 1995, a 149.76% increase, and decreased to $67.952 million in fiscal 1996, a 36.3% decrease. The increase from fiscal 1994 to fiscal 1995 was due primarily to the steady increase in the volume of sales of manufactured and purchased memory modules, test equipment sales, manufacturing services and the addition of significant new customers. The decrease of sales in fiscal 1996 resulted from the drastic decline in memory prices (the cost of a 4-meg DRAM fell from approximately $11.25 in January of 1996 to approximately $1.90 in September of 1996, a decrease of $9.35, or about 83%) and the inability to obtain memory product and components during this extremely competitive period due to the lack of available capital.

GROSS PROFIT

    Cost of sales includes the costs of all components and materials purchased for the manufacture of products and the direct labor and overhead costs associated with manufacturing. On the historical accounting basis, gross profit increased from $80 thousand in 1994 to $249 thousand in fiscal 1995, a 211% increase, to $2.328 million in fiscal 1996, an 835% increase. Gross profit margin declined from 70% in fiscal 1994 to 69% in fiscal 1995 to 16% in fiscal 1996. The profit margins in fiscal 1994 and 1995 were primarily attributable to the sale of software developed in conjunction with research and development on the capacitive touch technology, which had very little cost of sales associated with that development. The gross profit margin in fiscal 1996 is primarily from the manufacturing operation subsequent to the acquisitions and is discussed in the next paragraph.

    On a pro forma basis, gross profit increased from $3.411 million in fiscal 1994 to $7.114 million in fiscal 1995, a 108.56% increase, and decreased to $5.138 million in fiscal 1996, a decrease of 27.8%. Gross profit margin declined from 7.99% in fiscal 1994 to 6.67% in fiscal 1995 and increased to 7.56% in fiscal 1996. The Company consistently made strategic purchasing and pricing decisions during the three-year period that sacrificed gross profit percentage to establish relationships with customers and vendors. This practice was the primary cause of the steady deterioration of gross profit margin through fiscal 1995. In fiscal 1996, gross profit improved slightly due to the additional capital made available by the Company's acquisition of 1st Tech and the addition of a consignment inventory of certain memory components, shortening the manufacturing response time and making it possible to compete on the basis of delivery rather than on price alone.

RESEARCH AND DEVELOPMENT

    Research and development expenses consist of the costs associated with the design and testing of new technologies and products. These costs relate primarily to the costs of materials, personnel, management and employee compensation and engineering design consulting fees. On the historical accounting basis, research and development increased from $409 thousand in fiscal 1994 to $410 thousand in fiscal 1995 and to $1.080 million in fiscal 1996, a 163% increase. The increases in fiscal 1994 though 1995 were associated with development of the capacitive touch technology, and the substantial increase in fiscal 1996 was due to the acquisitions of 1st Tech and DarkHorse.

    On a pro forma basis, research and development expenses increased from $683 thousand in fiscal 1994 to $804 thousand in fiscal 1995, an 18% increase, and to $1.511 million in fiscal 1996, an 87.9% increase. The steady growth of research and development expense reflects the commitment to continuing development of new products, including module products, testing equipment, advanced technology and computer software.

SALES AND MARKETING

    Sales and marketing expenses include all compensation of employees and independent sales personnel, as well as the costs of advertising, promotions, trade shows, travel, direct support and overhead. On the historical accounting basis, sales and marketing expenses increased from $394 thousand in fiscal 1994 to $1.358 million in fiscal 1995, a 245% increase, and decreased to $1.177 million in fiscal 1996, a

13% decrease. In fiscal years 1994, 1995 and 1996, sales and marketing expenses expressed as a percent of revenues were 346%, 378% and 8%, respectively. The increase from fiscal 1994 to fiscal 1995 was connected with the effort to establish markets for the software products developed by the Company. The decrease in 1996, after the acquisitions of 1st Tech and DarkHorse, reflects the decrease in commission expenses due to the decrease in sales revenue discussed under the paragraph heading "Net Sales" above.

    On a pro forma basis, sales and marketing expenses increased from $1.693 million in fiscal 1994 to $3.608 million in fiscal 1995, a 113% increase, and decreased to $2.828 million in fiscal 1996, a 21.6% decrease. The increase from fiscal 1994 to fiscal 1995 was due primarily to increased commissions paid on the higher sales volumes, increased numbers of sales and marketing personnel and the increase in trade shows and other forms of product and corporate image advertising. The decrease in fiscal year 1996 reflects the decrease in commission expenses due to the decrease in sales revenue discussed under the paragraph heading "Net Sales" above. In fiscal years 1994, 1995 and 1996, sales and marketing expenses expressed as a percent of revenues were 3.96%, 3.38% and 4.16%, respectively. Sales and marketing expenses are expected to remain approximately the same or to grow slightly when expressed as a percentage of revenue and to continue to increase significantly in terms of absolute dollars in future periods as revenues continue to grow.

GENERAL AND ADMINISTRATIVE

    General and administrative costs consist primarily of personnel costs, including all compensation and employee benefits, and support costs including utilities, insurance, professional fees and all costs associated with a reporting company. On the historical accounting basis, general and administrative expenses decreased from $1.089 million in fiscal 1994 to $984 thousand in fiscal 1995, a 10% decrease, and increased to $4.451 million in fiscal 1996, a 352% increase. The decrease in fiscal 1995 from fiscal 1994 reflects the implementation of cost saving measures designed to make general and administrative expenditures more effective. The increase in fiscal 1996 is due to the acquisitions of 1st Tech and DarkHorse.

    On a pro forma basis, general and administrative expenses increased from $2.569 million in fiscal 1994 to $4.025 million in fiscal 1995, a 57% increase, and increased to $4.541 million in fiscal 1996, a 12.82% increase. Expressed as a percentage of net sales, general and administrative expenses were 6%, 4% and 7% in fiscal years 1994, 1995 and 1996, respectively. The increase in expenses in each year was caused primarily by an increase in personnel to support the Tanisys Group's increasing business activity. The absolute dollar expenses associated with the general and administrative area are expected to increase significantly in future periods due to anticipated continued growth in business activity and increased costs associated with being a reporting company. The general and administrative expenses are not expected to grow significantly in future periods when expressed as a percentage of sales.

UNUSUAL CHARGE

    On the historical accounting basis, other income (expense) increased from $39 thousand in fiscal 1994 to $59 thousand in fiscal 1995, a 51.3% increase, and decreased to -$30 thousand in fiscal 1996, a 151.0% decrease. On a pro forma basis, other income (expense) increased from -$244 thousand in fiscal 1994 to -$517 thousand in fiscal 1995, a 111.9% increase, and decreased to -$294 thousand in fiscal 1996, a

43.1% decrease. The expense shown in fiscal 1994 relates to the recognition by the Company that the computer game controller technology acquired in 1993 would not be utilized in the Company's current or future operations. Therefore, the remaining $199 thousand of goodwill associated with that purchase was charged as an unusual charge in fiscal 1994. No other goodwill chargeoffs are currently expected except through amortization charges over the useful life of the respective assets.

OTHER INCOME (EXPENSE), NET

    Other income (expense), net consists primarily of interest income less interest expense. Interest expense is attributable to borrowings from a bank credit line. Substantially all of the interest expense in the three-year pro forma period relates to credit line draws made for short-term inventory requirements and to fund accounts receivable. Interest income relates to investment of available cash in short-term interest bearing accounts and cash equivalent securities. The Company had limited amounts of available cash until its May 20, 1996 acquisitions of 1st Tech and DarkHorse, and, therefore, all fiscal years reflect net interest expense. The Tanisys Group expects to continue to require borrowings to fund growth in inventories and accounts receivable in the future and therefore expects to continue to reflect net interest expense.

PROVISION FOR INCOME TAXES

    The Company has never paid income taxes and at September 30, 1996 had a net operating loss carryover of $989 thousand. While there can be no assurance that the Tanisys Group will generate the taxable income required to use all or any part of the carryover prior to the expiration of the carryover, the Tanisys Group would be able to incur taxable income in the carryover period equal to the total loss carryover without the payment of taxes. The existing carryover expires 15 years after the year in which it was incurred. Therefore, if the carryover is not used to offset future taxable income, the $1.785 million net operating loss carryforward at September 30, 1996 will expire in fiscal years 2007 through 2011.

LIQUIDITY AND CAPITAL RESOURCES

    During the five fiscal years presented in this analysis, until the May 20, 1996 acquisitions of 1st Tech and DarkHorse, the Company primarily utilized funds generated by equity financings of its Common Stock and the exercise of warrants issued in certain of those equity financings to generate the funds required to fund its research and development activities, acquire capital equipment and pay its general and administrative expenses.

    Since inception and until the May 20, 1996 acquisitions by the Company, 1st Tech and DarkHorse used funds generated from operations, an equity financing, capital leases, vendor credit and certain bank borrowings to support their respective operations, acquire capital equipment and finance inventory acquisitions and accounts receivable balances.

    Subsequent to the May 20, 1996 acquisitions, the Tanisys Group has utilized the funds acquired in equity financings of its Common Stock and the exercise of warrants issued in equity financings of its Common Stock, capital leases, vendor credit, certain bank borrowings and funds generated from operations to support its operations, carry on research and development activities, acquire capital equipment, finance inventories, finance accounts receivable balances and pay its general and administrative expenses. At September 30, 1996, the Tanisys Group had $2.690 million of cash and $2.809 million of working capital.

    The Tanisys Group has a $6 million revolving line of credit with The Chase Manhattan Bank, which is secured by its accounts receivable and inventories. This line of credit matures June 30, 1998. Amounts available for borrowing are limited to the lower of the commitment amount or a borrowing base amount calculated based on certain levels of accounts receivable. At September 30, 1996, $3.075 million was outstanding and $2.925 million was available under the line of credit. The line of credit has certain restrictions concerning, among other things, the payment of dividends, additional debt and material changes in management and requires the Tanisys Group to maintain certain minimum financial ratios including a minimum net worth and minimum current ratio.

    Capital expenditures totaled approximately $523,000, $815,000 and $852,000 in fiscal years 1994, 1995 and 1996, respectively. These expenditures were primarily for the purchase of manufacturing equipment, test equipment and the expansion of manufacturing facilities. The Tanisys Group plans to spend approximately $3 million in fiscal 1997 in capital expenditures for additional manufacturing capacity.

    The Tanisys Group has entered into certain capital lease arrangements. The outstanding principal on these obligations at September 30, 1996 was $171 thousand. See Note 6 to the Company's Consolidated Financial Statements.

    The Tanisys Group believes that its existing funds, anticipated cash flow from operations and amounts available from future vendor credit, bank borrowings, the exercise of warrants issued in prior equity financings, and equity financings will be sufficient to meet its working capital and capital expenditure needs for the next twelve months.

ITEM 3.        PROPERTIES.

    At September 30, 1996, the Company and its wholly owned subsidiaries, 1st Tech and DarkHorse, leased and occupied approximately 33,000 square feet of space for their production facility and corporate and administrative offices at 12201 Technology Boulevard, Suite 130, Austin, Texas, pursuant to a lease which expires on April 30, 1998. The lease has certain expansion options, renewal options and rights of first refusal. The Company currently is paying annual rental of $184,118, plus a pro rata charge for property taxes, common area maintenance and insurance. The Company believes that its current facilities are adequate to meet its current needs.

ITEM 4.        SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
               MANAGEMENT.

    The following table sets forth certain information known by the Company regarding the beneficial ownership of Common Stock by persons owning beneficially more than 5% of the outstanding Common Stock at October 31, 1996. A total of 15,978,537 shares of the Company's Common Stock were issued and outstanding at October 31, 1996.

                                                NO. OF SHARES
                                                BENEFICIALLY        PERCENT
    NAME AND ADDRESS OF BENEFICIAL OWNER          OWNED (1)        OF CLASS (2)
    ------------------------------------        -------------      ------------

    Gary W. Pankonien                             1,995,000           12.5%
    12201 Technology Boulevard, Suite 130
    Austin, Texas  78727

    Parris H. Holmes, Jr.                           946,315 (3)         5.8%
    9311 San Pedro, Suite 400
    San Antonio, Texas  78216

    James E. Sowell                               1,362,648 (4)         8.2%
    3131 McKinney Avenue, Suite 200
    Dallas, Texas  75204

------------------

(1) Unless otherwise noted, each of the persons named has sole voting and investment power with respect to the shares reported.

(2) The percentages indicated are based on outstanding stock options, Class B, Class C and other Common Stock Purchase Warrants (collectively, the "Warrants") exercisable within 60 days for each individual and 15,978,537 shares of Common Stock issued and outstanding at October 31, 1996.

(3) Includes 85,000 shares that Mr. Holmes has the right to acquire upon exercise of stock options, exercisable within 60 days, 130,325 shares that Mr. Holmes has the right to acquire upon the exercise of Warrants, exercisable within 60 days, and 27,000 shares owned by his four children.

(4) Includes 788,824 shares owned by Jim Sowell Construction Co., Inc., a private company owned 100% by Mr. Sowell, 558,824 shares that Mr. Sowell has the right to acquire upon the exercise of Warrants owned by Jim Sowell Construction Co., Inc., exercisable within 60 days, and 15,000 shares that Mr. Sowell has the right to acquire upon exercise of stock options, exercisable within 60 days.

    The following table sets forth certain information known to the Company with respect to beneficial ownership of the Company's Common
Stock at October 31, 1996 by (i) each person known by the Company to own beneficially more than 5% of the outstanding shares of Common Stock,
(ii) each of the Company's
directors, (iii) each named executive officer and (iv) all executive officers and directors as a group. A total of 15,978,537 shares of the Company's Common Stock were issued and outstanding at October 31, 1996.

                                                               COMMON STOCK
                                                       -----------------------------
    5% BENEFICIAL OWNERS, DIRECTORS                    NUMBER
    AND NAMED EXECUTIVE OFFICERS                       OF SHARES(1)       PERCENT(2)
    -------------------------------                    ------------       ----------

    Mark C. Holliday                                      307,872 (3)        1.5%
    Gary W. Pankonien                                   1,995,000           12.5%
    Joe O. Davis                                            8,000             *
    Chris Efstathiou, Jr.                                  25,000             *
    Guy L. Fielder                                              0             *
    Benjamin S. Marz                                       71,957 (4)         *
    Bill A. Nabors                                              0             *
    Donald R. Turner                                       25,000             *
    Parris H. Holmes Jr.                                  946,315 (5)        5.8%
    Gordon H. Matthews                                    153,400 (6)        1.0%
    Alan H. Portnoy                                             0             *
    James E. Sowell                                     1,362,648 (7)        8.2%
    Theodore W. Van Duyn                                  150,000 (8)         *
    All executive officers and directors as a group
       (13 persons, including the executive officers
        and directors listed above)                     5,045,192 (9)       29.4%

-----------------------

*Represents less than one percent (1%) of the issued and outstanding shares of Common Stock.


(1) Unless otherwise noted, each of the persons named has sole voting and investment power with respect to the shares reported.

(2) The percentages indicated are based on outstanding stock options, Class B, Class C and other Common Stock Purchase Warrants
       (collectively, the "Warrants") exercisable within 60 days for each individual and 15,978,537 shares of Common Stock issued and outstanding at October 31, 1996.

(3) Includes 206,666 shares that Mr. Holliday has the right to acquire upon exercise of stock options, exercisable within 60 days.

(4) Includes 66,667 shares that Mr. Marz has the right to acquire upon exercise of stock options, exercisable within 60 days.

(5) Includes 85,000 shares that Mr. Holmes has the right to acquire upon exercise of stock options, exercisable within 60 days, 130,325 shares that Mr. Holmes has the right to acquire upon the exercise of Warrants, exercisable within 60 days, and 27,000 shares owned by his four children.

(6) Includes 55,000 shares that Mr. Matthews has the right to acquire upon exercise of stock options, exercisable within 60 days, and 1,400 shares owned by his daughter.

(7) Includes 788,824 shares owned by Jim Sowell Construction Co., Inc., a private company owned 100% by Mr. Sowell, 558,824 shares that Mr. Sowell has the right to acquire upon the exercise of Warrants owned by Jim Sowell Construction Co., Inc., exercisable within 60 days, and 15,000 shares that Mr. Sowell has the right to acquire upon exercise of stock options, exercisable within 60 days.

(8) Includes 50,000 shares that Mr. Van Duyn has the right to acquire upon exercise of stock options, exercisable within 60 days.

(9) Includes 478,333 shares that 13 directors and executive officers have the right to acquire upon exercise of stock options, exercisable within 60 days, and 689,149 shares that such directors and executive officers have the right to acquire upon the exercise of Warrants, exercisable within 60 days.

ITEM 5.   DIRECTORS AND EXECUTIVE OFFICERS.

     The Company's directors, executive officers and key employees and their respective ages and positions as of October 31, 1996 are as follows:


     NAME                 AGE                 POSITION(S)

Mark C. Holliday          44   Chairman of the Board and Chief Executive
                                     Officer
Gary W. Pankonien         46   President, Chief Operating Officer and Director
Joe O. Davis              53   Senior Vice President, Chief Financial Officer
                                     and Corporate Secretary
Chris Efstathiou, Jr.     37   Vice President of Materials
Guy L. Fielder            43   Vice President of Engineering
Benjamin S. Marz          44   Vice President of Sales and Customer Service
Bill A. Nabors            55   Vice President of Manufacturing
Donald R. Turner          41   Corporate Controller
Parris H. Holmes, Jr.     52   Vice Chairman of the Board (1)(2)(3)
Gordon H. Matthews        59   Director (1)
Alan H. Portnoy           51   Director (1)
James E. Sowell           47   Director (2)(3)
Theodore W. Van Duyn      46   Director (2)(3)

___________________
(1)  Member of the Audit Committee.
(2)  Member of the Compensation Committee.
(3)  Member of the Stock Option Committee.

     The following are biographies of the Company's executive officers, directors and key employees for the past five years.

     MARK C. HOLLIDAY joined the Company as President, Chief Executive Officer and a Director in February 1994 and was elected Chairman of the Board in March 1994. Mr. Holliday has over 20 years of computer industry experience in large multinational companies as well as new ventures in computer software development, most recently with BMC Software, Inc., a software development company, where he served as director of research and development from March 1988 to February 1994.

     GARY W. PANKONIEN was appointed President and Chief Operating Officer of the Company after the acquisition of 1st Tech and DarkHorse in May 1996 and elected a Director in July 1996. Prior to 1st Tech's acquisition by the Company, Mr. Pankonien served as Chairman and Chief Executive Officer of 1st Tech since its inception in January 1993 and as Chairman and Chief Executive Officer of DarkHorse since May 1992. He was Chief Operations Officer of Stratum Technologies, Inc., a memory module manufacturer and reseller located in Austin, Texas, from January 1992 until August 1992, when he purchased Stratum and was appointed Chairman of the Board and Chief Executive Officer. Stratum was dissolved in June 1995. He was employed with Compaq Computer Corporation, a personal computer manufacturer, from February 1984 until October 1991 as Notebook Computer Design and Operations Manager and co-developed and currently holds the patent for the first notebook computer.

     JOE O. DAVIS joined the Company as Senior Vice President, Chief Financial Officer and Corporate Secretary in July 1996. Prior to joining the Company, Mr. Davis served from June 1990 to April 1993 as Chief Financial Officer of San Marcos Telephone Company, which was acquired by Century Telephone Enterprises, a long distance telephone company listed on the New York Stock Exchange and located in Monroe, Louisiana, in April 1993. He continued his employment with Century Telephone Enterprises as Vice President of Finance and Planning until July 1996. He has 27 years of experience in financial management and business planning, both domestically and internationally, has served as a member of the board of directors of various public and private companies in the United States and Australia, and was a partner with Peat Marwick Mitchell & Co., now known as KPMG Peat Marwick, for three years.

     CHRIS EFSTATHIOU, JR., Vice President of Materials, has more than 15 years of experience in the electronics industry in high-tech purchasing. He joined 1st Tech in December 1994 as Vice President of Materials and the Company in May 1996 upon its acquisition of 1st Tech. Previously, Mr. Efstathiou worked from May 1990 to December 1994 as the Director of Strategic Materials for Dell Computer Corporation, a personal computer manufacturer. Prior to working with Dell, he was involved for more than 10 years in high-tech purchasing, including 4 years with Advent Corporation and more than 2 years with Wang Laboratories, Inc.

     GUY L. FIELDER, Vice President of Engineering, joined the Company in November 1996. Mr. Fielder was self-employed as an engineering consultant from October 1991 to November 1996. He was the 18th employee of Compaq Computer Corporation, a member of its start-up team and was intimately involved in the formation of Compaq's organization, structure and culture. As a senior research and development manager at Compaq, he developed state-of-the-art portable personal computers that won numerous industry awards and grossed over $2 billion in sales.

     BENJAMIN S. MARZ, Vice President of Sales and Customer Service, joined the Company in April 1994. Prior to joining the Company, Mr. Marz was Vice President of Sales and Customer Service of Technology Works, Inc., a memory manufacturing company, from February 1993 to April 1994 after serving two years on their board. He was President of Computerland in Austin, Texas from July 1990 to February 1993 and Executive Vice President of Crown Furniture and Jewelry from August 1984 to July 1990.

     BILL A. NABORS joined the Company as Vice President of Manufacturing effective upon the acquisition of 1st Tech in May 1996. He had served in the same capacity with 1st Tech since May 1996. Previously, Mr. Nabors was President and Chief Operating Officer of Bartco Inc., a printing company serving small businesses, from December 1992 to February 1994. He was Director of U.S. Manufacturing for Compaq Computer Corporation from June 1984 to November 1992 and was instrumental in establishing their Houston SMT operations. His background includes materials management positions with both Texas Instruments and Rockwell International.

     DONALD R. TURNER, CPA, Corporate Controller, joined the Company effective upon the acquisition of 1st Tech in May 1996. He was a founding officer and board member of 1st Tech, where he served as Vice

President, Chief Financial Officer and Secretary-Treasurer from January 1993 until the purchase by Tanisys in May 1996. He was Controller of Stratum Technologies, Inc. from September 1992 to January 1993. Prior to joining Stratum, he was Controller of Phillips Distribution, a San Antonio, Texas based packaging distribution company, from March 1984 until September 1992.

     PARRIS H. HOLMES, JR. has served as a Director of the Company since August 1993, having served as Chairman of the Board until March 1994, at which time he was elected Vice Chairman of the Board. Mr. Holmes is Chairman and Chief Executive Officer of Billing Information Concepts Corp., a third-party billing clearinghouse and information management services business, and Chairman of U.S. Long Distance Corp., a telecommunications company which he founded in 1985.

     GORDON H. MATTHEWS has served as a Director of the Company since September 1994. Since June 1992, Mr. Matthews has owned and operated Matthews Voice Mail Management, Inc., which provides voice mailboxes on a monthly rental basis for specialized applications, and Matthews Communications Systems, Inc., which tracks the pace of golf course play and increases efficiency and net profitability of golf courses. In June 1996, Mr. Matthews started a new company, Matthews Communications Management, Inc., which will offer advanced telephone control products. He serves on the Board of Directors of V-Tel Corporation, an Austin, Texas company specializing in teleconferencing services.

     ALAN H. PORTNOY has served as a Director of the Company since July 1996. Since January 1994, Mr. Portnoy has served as President of Galactic
Enterprises, Inc., which provides corporate development and strategic marketing services for high technology start-up companies and multinational corporations in the semiconductor, computer and communications fields. From September 1987 to January 1994, he was Executive Vice President and Chief Operating Officer of Goldstar America, Inc., a subsidiary of the Lucky-Goldstar Group, a Korean conglomerate.

     JAMES E. SOWELL is the founder of Jim Sowell Construction Co., Inc., which began in 1972 primarily for single-family home construction. Since 1972, the company has expanded its scope of operations and ownership to include land development, income property development, financial institutions, country club and golf course operations and ownership, hotel and restaurant ownership and operations, as well as interests in major corporations. Mr. Sowell has served as a Director of the Company since 1995 and also is a Director of Billing Information Concepts Corp. He was Chairman of the Board of Business Capital Corporation ("BCC"), Arlington Golf Club, Inc. ("AGC") and Sable Homes, Inc. ("SHI") and a general partner of SBS Venture ("SBS"). All of these entities filed petitions for relief under the U.S. Bankruptcy Code--BCC in March 1991 (emerged in January 1992), AGC in April 1992 (emerged in January 1993), SHI in September 1993 and SBS in September 1991 (petition withdrawn in December 1991).

     THEODORE W. VAN DUYN has served as a Director since March 1994. Mr. Van Duyn has been Chief Technology Officer for BMC Software, Inc. since February 1993. He joined BMC Software, Inc. in 1985 as Director of Research and served as Senior Vice President, Research and Development, from 1986 until assuming his current position.

     All directors hold office for their elected term or until their successors are duly elected and qualified. If a director should be disqualified or unable to serve as a director, the vacancy so arising may be filled by the Board of Directors for the unexpired portion of his term. All officers serve at the discretion of the board of Directors. There are no family relationships between members of the Board of Directors or any executive officers of the Company.

COMMITTEES AND BOARD COMPENSATION

     The Board of Directors conducts its business through meetings of the Board of Directors and through its committees. In accordance with the Bylaws of the Company, the Board of Directors has established a Compensation Committee, an Audit Committee and a Stock Option Committee. The Board of Directors does not currently utilize a nominating committee or committee performing similar functions.

COMPENSATION COMMITTEE

     The Compensation Committee reviews and makes recommendations to the Board of Directors concerning major compensation policies and compensation of officers and executive employees. This committee is comprised of Directors Holmes, Sowell and Van Duyn.

AUDIT COMMITTEE

     The Audit Committee acts on behalf of the Board of Directors with respect to the Company's financial statements, record-keeping, auditing practices and matters relating to the Company's independent public accountants, including recommending to the Board of Directors the firm to be engaged as independent public accountants for the next fiscal year; reviewing with the Company's independent public accountants the scope and results of the audit and any related management letter; consulting with the independent public accountants and management with regard to the Company's accounting methods and the adequacy of its internal accounting controls; approving professional services by the independent public accountants; and reviewing the independence of the independent public accountants. The Audit Committee is comprised of Directors Holmes, Matthews and Portnoy.

DIRECTORS' COMPENSATION

     Directors are not paid a fee for attending Board of Director or committee meetings, but are reimbursed for their travel expenses to and from the meetings.

     Directors are granted stock options under the Company's 1993 Stock Option Plan at the time of their election or appointment to the Board of Directors.

ITEM 6.   EXECUTIVE COMPENSATION.

     The following Summary Compensation Table sets forth information concerning compensation of the Company's Chief Executive Officer and each of the two other most highly compensated executive officers of the Company whose aggregate cash compensation exceeded $100,000 (collectively, the "Named Executive Officers") for each of the three fiscal years ended September 30, 1996, 1995 and 1994:

                    SUMMARY COMPENSATION TABLE


                                                                                   LONG-TERM COMPENSATION
                                                  ANNUAL COMPENSATION                      AWARDS
                                                  -------------------              ------------------------
                                         FISCAL                                     SECURITIES UNDER
     PRINCIPAL POSITION                  YEAR      SALARY($)         BONUS      OPTIONS/SARS GRANTED(#))
     ------------------                  ----      ---------        ------      ------------------------
     Mark C. Holliday                    1996      $127,341         $    0               100,000
     Chairman of the Board               1995       125,000              0               110,000
     and Chief Executive Officer         1994        62,500 (1)          0               200,000

     Gary W. Pankonien                   1996        95,336         66,664               150,000
     President and                       1995           N/A            N/A                   N/A
     Chief Operating Officer             1994           N/A            N/A                   N/A

     Benjamin S. Marz                    1996       103,262              0                     0
     Vice President of Sales             1995       102,000              0                     0
     and Customer Service                1994        40,625 (2)          0               100,000

________________________
 (1) Amount shown reflects Mr. Holliday's salary from February 14, 1994, the beginning date of his employment with the Company, through the end of fiscal 1994.

 (2) Amount shown reflects Mr. Marz's salary from April 18, 1994, the beginning date of his employment with the Company, through the end of fiscal 1994.

STOCK OPTION GRANTS

     The following table provides information related to stock options granted to the name executive officers during fiscal 1996:


                       INDIVIDUAL GRANTS
                    ----------------------------                                   POTENTIAL REALIZABLE
                                      % OF TOTAL                                      VALUE AT ASSUMED
                    NUMBER OF         OPTIONS                                      ANNUAL RATES OF STOCK
                    SECURITIES        GRANTED TO      EXERCISE                     PRICE APPRECIATION FOR
                    UNDERLYING        EMPLOYEES       OR BASE                          OPTION TERM(2)
                    OPTIONS           IN FISCAL       PRICE         EXPIRATION     ----------------------
NAME                GRANTED(#)(1)     1996            ($/SH)        DATE           5%($)           10%($)
----------------    -------------     ----------      --------      ----------     ----------------------

Mark C. Holliday    100,000           12.3%           $3.62         3/27/01        $100,014      $221,005

Gary W. Pankonien   150,000           18.5%            3.69         5/09/01         152,922       337,917

Benjamin S. Marz          0              -                -               -               -             -

_______________________
(1) For each named executive officer, the option listed represents a grant under the Company's Option Plan. See "Executive Compensation - Employee Benefit Plans." The options granted in 1996 are exercisable one-third on each of the three anniversaries following the date of grant.

(2) Calculation based on stock option exercise price over period of option assuming annual compounding. The columns present estimates of potential values based on certain mathematical assumptions. The actual value, if any, that an executive officer may realize is dependent upon the market price on the date of option exercise.

AGGREGATED STOCK OPTION EXERCISES IN FISCAL 1996 AND FISCAL YEAR-END
  OPTION VALUES

     The following table provides information related to stock options exercised by the named executive officers during the 1996 fiscal year and the number and value of options held at fiscal year end. The Company does not have any outstanding stock appreciation rights.


                       INDIVIDUAL GRANTS
                       -----------------                  NUMBER OF SECURITIES             VALUE(1) OF UNEXERCISED
                       SHARES                            UNDERLYING UNEXERCISED                  IN-THE-MONEY
                       ACQUIRED                           OPTIONS AT FY END(#)                OPTIONS AT FY END($)
                       UPON OPTION       VALUE        -----------------------------
NAME                   EXERCISE(#)       REALIZED     EXERCISABLE     UNEXERCISABLE      EXERCISABLE    UNEXERCISABLE
-----------------      -----------       --------     -----------     -------------      -----------    -------------
Mark C. Holliday                 0         N/A        169,999         240,001            $329,032       $253,068

Gary W. Pankonien                0         N/A              0         150,000                 N/A         39,000

Benjamin S. Marz                 0         N/A         66,666          33,334             189,998         95,002

______________________
(1) Market value of the underlying securities at September 30, 1996 ($3.95), minus the exercise price.

EMPLOYEE BENEFIT PLANS

401(K) RETIREMENT PLAN

     On May 20, 1996, the effective date of the Company's acquisition of 1st Tech, the Company adopted the 1st Tech 401(k) Plan (the "401(k) Plan"). Participation in the 401(k) Plan is offered to eligible employees of the Tanisys Group (collectively, the "Participants"). Generally, all employees of the Tanisys Group who are 21 years of age and who have completed one year of service during which they worked at least 1,000 hours are eligible for participation in the 401(k) Plan.

     The 401(k) Plan is a form of defined contribution plan that provides that Participants generally may make voluntary salary deferral contributions, on a pre-tax basis, of between 1% and 15% of their base compensation in the form of voluntary payroll deductions up to a maximum amount as indexed for cost-of-living adjustments ("Voluntary Contributions"). Since its adoption of the 401(k) Plan, the Company has not made any matching contributions, but may elect in the future to make matching contributions of up to 100% of the first 6% of a Participant's compensation contributed as salary deferral.

STOCK OPTION PLAN

     ADMINISTRATION OF THE PLAN. The Company's 1993 Stock Option Plan (as thereafter amended, the "Option Plan") is administered by a committee (the "Stock Option Committee") of three members of the Board of Directors. The Stock Option Committee currently consists of three non-employee members of the Board of Directors, Parris H. Holmes, Jr., James E. Sowell and Theodore
W. Van Duyn. The Option Plan grants broad authority to the Stock Option Committee to grant options to key employees, directors and consultants selected by the Stock Option Committee; to determine the number of shares subject to options; the exercise or purchase price per share, subject to VSE requirements; the appropriate periods and methods of exercise and requirements regarding the vesting of options; whether each option granted shall be an incentive stock option ("ISO") or a non-qualified stock option ("NQSO") and whether restrictions such as repurchase options are to be imposed on shares subject to options and the nature of such restrictions, if any. In making such determinations, the Stock Option Committee may take into account the nature and period of service of eligible participants, their level of compensation, their past, present and potential contributions to the Company and such other factors as the Stock Option Committee in its discretion deems relevant.

     The Option Plan further directs the Stock Option Committee to set forth provisions in option agreements regarding the exercise and expiration of options according to stated criteria. The Stock Option Committee oversees the methods of exercise of options, with attention being given to compliance with appropriate securities laws and regulations.

     The options have certain anti-dilution provisions and are not assignable or transferable, other than by will or by the laws of descent and distribution or pursuant to a qualified domestic relations order. During the lifetime of an optionee, the options granted under the Option Plan are exercisable only by the optionee or his or her guardian or legal representative. The Company or its subsidiaries may not make or guarantee loans to individuals to finance the exercise of options under the Option Plan. The duration of options granted under the Option Plan cannot exceed ten years (five years with respect to a holder of 10% or more of the Company's shares in the case of an ISO).

     GENERAL. The Option Plan was approved by the Company's stockholders on March 31, 1994 and adopted by the Board of Directors on October 25, 1993. The purposes of the Option Plan are to advance the best interests of the Tanisys Group by providing its employees, directors and consultants who have substantial responsibility for the Tanisys Group's management, success and growth, with additional incentive and to increase their proprietary interest in the success of the Tansiys Group, thereby encouraging them to remain in the Tanisys Group's employ or service.

     The Option Plan provides for the grant of ISOs, under Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), and stock options that do not qualify under Section 422 of the Code ("NQSOs"). The option price for ISOs may not be less than 100% of the fair market value of the Common Stock on the date of grant, or 100% of fair market value with respect to any ISO issued to a holder of 10% or more of the Company's shares. The exercise price of NQSOs also is limited to the fair market value of the Common Stock on the date of grant. Common Stock issued under the Option Plan may be newly issued or treasury shares. The Option Plan does not permit the use of already owned

Common Stock as payment for the exercise price of options. If any option granted under the Option Plan terminates, expires or is surrendered, new options may thereafter be granted covering such shares.

     Under the terms of the Option Plan 2,600,000 shares of Common Stock have been reserved for the granting of options. At October 31, 1996, options to purchase 2,187,100 shares had been granted under the Option Plan, leaving 412,900 shares available for future grants under the Option Plan. In addition, at October 31, 1995, options to purchase 155,000 shares ("compensation contract options") had been granted outside the Option Plan, prior to its adoption.

     AMENDMENT AND TERMINATION OF THE OPTION PLAN. The Option Plan terminates on October 24, 2003. The Stock Option Committee is authorized to amend or terminate the Option Plan at any time, except that it is not authorized without stockholder approval (except with regard to adjustments resulting from changes in capitalization) to (i) increase the aggregate number of shares which may be issued under options pursuant to the provisions of the Option Plan; (ii) reduce the option price at which an ISO may be granted to an amount less than the fair market value per share at the time such option is granted; (iii) change the class of employees eligible to receive options; (iv) materially modify the requirements as to affiliate eligibility for participation in the Option Plan; (v) materially increase the benefits accruing to participants under the Option Plan; or (vi) effect an amendment that would cause ISOs issued pursuant to the Option Plan to fail to meet the requirements of "incentive stock options" as defined in Section 422 of the Code, provided, however, that the Stock Option Committee shall have the power to make such changes in the Option Plan and in the regulations and administrative provisions thereunder or in any outstanding option as in the opinion of counsel for the Company may be necessary or appropriate from time to time to enable any ISOs granted pursuant to the Plan to continue to qualify as "incentive stock options" under the Code and the regulations which may be issued thereunder as in existence from time to time.

EMPLOYMENT AGREEMENTS

     Effective February 15, 1994 and April 18, 1994, the Company entered into employment agreements with Mr. Holliday and Mr. Marz, respectively, with a term of one year, after which they continue on a month-to-month basis until terminated by the Company or the employee upon 120 days' notice as provided therein. Pursuant to the terms of the employment agreements, annual base salaries are $127,341 for Mr. Holliday and $103,262 for Mr. Marz.

     The Company entered into an employment agreement with Gary W. Pankonien effective May 20, 1996 with a term of two years and automatic annual renewals if mutually agreed upon by the Company and the employee. The Company or the employee may terminate the agreement upon giving notice at least 30 days prior to the expiration of the then current term. Pursuant to the terms of the employment agreement, Mr. Pankonien's annual base salary is $125,000. In addition, he will be paid minimum bonuses of $200,000 and $150,000 payable pro rata on a monthly basis during the first and second years of employment, respectively. In the event the employment relationship is terminated by the Company during the initial two-year term, other than for "cause" as defined therein, the employee is entitled to receive, within 45 days of such termination, salary, bonus and other benefits which would have been payable for a 24-month period based on amounts in effect on the termination date, but in no event less than a total of $300,000. The agreement also provides that in the event his employment is terminated, Mr. Pankonien will continue to be a Director of the Company as long as he beneficially owns at least 1,000,000 shares of Common Stock he received as consideration for the acquisition by the Company of 1st Tech.

     Effective July 11, 1996, the Company entered into an employment agreement with Joe Davis with a term of one year, after which the agreement continues on a month-to-month basis until terminated by the Company or the employee upon 120 days' notice as provided therein. Pursuant to the terms of the employment agreement, Mr. Davis' annual base salary is $115,000 and he was granted a stock option under the Option Plan, exercisable over a five-year period, for the purchase of an aggregate of 120,000 shares of Common Stock at $3.13 per share. The shares underlying the option vest one-third on each of the first three anniversaries of the grant date.

     The Company entered into an employment agreement with Guy Fielder effective October 11, 1996. The employment agreement has a one-year term after which it continues on a month-to-month basis until terminated by the Company or the employee upon 120 days' notice as provided therein. Pursuant to the terms of the employment agreement, Mr. Fielder's annual base salary is $95,000 and he was granted a stock option under the Option Plan, exercisable over a five-year period, for the purchase of an aggregate of 100,000 shares of Common Stock at $4.17 per share. The shares underlying the option vest one-third on each of the first three anniversaries of the grant date.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Directors Holmes, Sowell and Van Duyn comprise the Compensation Committee of the Board of Directors of the Company.

     Parris H. Holmes, Jr., Vice Chairman of the Board and a member of the Audit, Compensation and Stock Option Committees, is Chairman of the Board and Chief Executive Officer of Billing Information Concepts Corp. and is Chairman of the Board of U.S. Long Distance Corp.

     James E. Sowell, a Director of the Company and a member of the Compensation and Stock Option Committees, is a Director and serves on the Audit and Compensation Committees of Billing Information Concepts Corp.

ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

     Upon the closing of the acquisitions of 1st Tech and DarkHorse on May 20, 1996, Parris H. Holmes, Jr., Vice Chairman of the Company's Board of Directors, was paid a consulting bonus fee of 207,500 shares of Common Stock, representing 5% of the aggregate shares of Common Stock issued in connection with such acquisitions. These shares were issued in payment for services rendered in connection with the acquisitions, including consulting and negotiation strategies. Based on the closing price of the Common Stock on May 21, 1996, the value of these shares was $871,500.

     Upon the acquisitions of 1st Tech and DarkHorse by the Company on May 20, 1996, Gary W. Pankonien, the principal stockholder of 1st Tech and one of the principal stockholders of DarkHorse, was issued an aggregate of 1,995,000 shares of Common Stock in exchange for shares of 1st Tech and DarkHorse owned by him. The 1,995,000 shares had a total value of $8,379,000 based on the closing price of the Common Stock on May 21, 1996. Mr. Pankonien also was granted a stock option under the Option Plan, exercisable over a five-year period, for the purchase of an aggregate of 150,000 shares of Common Stock at $3.69 per share. The shares underlying the option vest one-third on each of the first three anniversaries of the grant date. In connection with the acquisitions, Mr. Pankonien was granted the right to designate two individuals for appointment to the Company's Board of Directors and to name an advisory director. Mr. Pankonien and Alan Portnoy were appointed Directors, and Archer Lawrence became an advisor to the Board of Directors, in July 1996.

     On May 20, 1996, 1st Tech purchased a Quad QSP-2 High Speed Fine Pitch Surface Mount Assembly System from Gary Pankonien for $200,000 in an arms-length, negotiated transaction. Previously, this equipment had been leased by Mr. Pankonien. The purchase price represented the fair market value of the equipment.

     Since the May 20, 1996 effective date of the Company's acquisition of 1st Tech, the Tanisys Group has paid $10,000 to 1st Tech Molding, Inc., a non-affiliated, private company owned 45% by Mr. Pankonien, payment for plastic packaging products required for various products manufactured by the Tanisys Group. In addition, the Tanisys Group has paid 1st Tech Molding, Inc. $25,000 as an advance for product currently being produced for DarkHorse but not yet invoiced by 1st Tech Molding, Inc. These were negotiated, arms-length transactions.

     The Company paid a fee for consulting services of 45,555 shares of Common Stock to Parris H. Holmes, Jr. upon the closing of its $1,600,000 equity financing effective December 20, 1995, which shares had a total value of $91,110 based on the closing price of the Common Stock on December 20, 1995.

     On October 3, 1994, the Company has entered into a Consulting Contract with Mr. Holmes for services outside his responsibility as a member of the Company's Board of Directors, including assisting with financial planning, capital structure and development of corporate strategy. The contract was amended on June 22, 1995. During fiscal year 1996, Mr. Holmes was paid $8,000 per month from October 1995 through May 1996 with a final payment of $3,000 for June 1996. A total of $67,000 was paid to Mr. Holmes under this Consulting Contract.

     Since June 1, 1996, the Tanisys Group has reimbursed Mr. Holmes $49,913 for expenses incurred in connection with issues involving corporate finance, business operations and business opportunities.

ITEM 8.   LEGAL PROCEEDINGS.

     At the date hereof, there are no pending, or to the best knowledge of the Company, threatened matters involving litigation involving the Company.

ITEM 9.   MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S
          COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

MARKET INFORMATION

     Since March 20, 1995, the Common Stock has been traded on the VSE under the symbol "TNS.U," with prices quoted in U.S. dollars. From July 11, 1994 to March 19, 1995, the Common Stock was traded on the VSE under the symbol "TNS," with prices quoted in Canadian dollars. From July 7, 1993 to July 10, 1994, the Common Stock was traded under the symbol "RSG," with prices quoted in Canadian dollars. In January 1993, the Company voluntarily deemed itself inactive and its Common Stock did not trade until July 7, 1993.

     The table below sets forth the high and low closing prices of the Common Stock from July 7, 1993 through November 22, 1996, as reported by the VSE. These price quotations reflect interdealer prices, without retail mark-up, mark-down or commission, and may not necessarily represent actual transactions.

                                         COMMON STOCK
                                       ----------------
          QUARTER ENDED                HIGH         LOW
          -------------                -----      -----

          FISCAL 1995:
          -----------
          December 31, 1994 (1)        $3.54      $2.22
          March 31, 1995 (2)            5.24       2.95
          June 30, 1995                 3.95       2.05
          September 30, 1995            3.80       1.85

          FISCAL 1996:
          -----------
          December 31, 1995            $3.00      $1.70
          March 31, 1996                4.90       2.45
          June 30, 1996                 5.20       3.25
          September 30, 1996            4.20       2.50

          FISCAL 1997:
          -----------
          October 1 through
           November 22, 1996           $6.75      $3.50
_______________
(1) Closing prices were quoted in Canadian dollars during this quarter, converted at a rate of .73 per $1.00 Cdn. on December 5, 1994 (high for the quarter) and .74 per $1.00 Cdn. on October 26, 1994 (low for the quarter).

(2) Closing prices were quoted in Canadian dollars through March 17, 1995, converted at a rate of .71 per $1.00 Cdn. on February 16, 1995 (high for the quarter).

HOLDERS

     On November 22, 1996, the closing price of the Common Stock on the VSE was $6.10 per share. At November 22, 1996, there were 234 registered holders of record of the Common Stock, and the number of beneficial holders was unknown.

DIVIDENDS

     To date, the Company has not declared or paid any dividends with respect to the Common Stock, and the current policy of the Board of Directors is to retain earnings, if any, to provide for the growth of the Company's business.
 Consequently, no cash dividends are expected to be paid on the Common Stock in the foreseeable future. Further, there can be no assurance that the proposed operations of the Company will generate the revenue and cash flow needed to declare a cash dividend or that the Company will have legally available funds to pay dividends at any time in the future. In addition, the Company's bank borrowings prohibit the payment of cash dividends.

ITEM 10.  RECENT SALES OF UNREGISTERED SECURITIES.

     The transactions set forth below were deemed exempt from registration under the Securities Act of 1933, as amended (the "Securities Act"), by reason of Section 4(2) of the Securities Act. In connection with each of these transactions, the shares were sold to a limited number of persons, all of whom were accredited investors as defined by Item 501 of Regulation D of the Securities and Exchange Commission (the "Commission"), such persons were provided access to all relevant information regarding the Company and/or represented to the Company that they were "sophisticated" investors, and such persons represented to the Company that the shares were purchased for investment purposes only and with no view to distribution. Restrictive legends were placed on all stock certificates.

     On August 24, 1994, the Company sold an aggregate of 1,500,000 shares of Common Stock to 13 accredited investors for cash at an offering price of $1.00 per share. These purchasers also received nontransferable Class A Stock Purchase Warrants (the "Class A Warrants") to purchase an aggregate of 1,500,000 shares of Common Stock. Each Class A Warrant entitled the holder thereof to purchase, at any time until August 31, 1995, one share of Common Stock at an exercise price of $1.00, subject to adjustment. If the Class A Warrants were not exercised during such period, each Class A Warrant entitled the holder thereof to purchase, at any time from September 1, 1995 until August 31, 1996, one share of Common Stock at an exercise price of $1.25, subject to adjustment. All of the Class A Warrants were exercised prior to their expiration date of August 31, 1996.

     On May 8, 1995, the Company sold an aggregate of 900,000 shares of Common Stock to 11 accredited investors for cash at an offering price of $2.00 per share. The purchasers also received nontransferable Class B Stock Purchase Warrants (the "Class B Warrants"). Each Class B Warrant entitled the holder thereof to purchase, at any time until May 8, 1996, one share of Common Stock at an exercise price of $2.00, subject to adjustment. If the Class B Warrants were not exercised during such period, each Class B Warrant entitles the holder thereof to purchase, at any time from May 9, 1996 until May 8, 1997, one share of Common Stock at an exercise price of $2.30, subject to adjustment. Following May 8, 1997, the Class B Warrants will no longer be exercisable and will have no value. At October 31, 1996, Class B Warrants have been exercised for the purchase an aggregate of 15,000 shares of Common Stock.

     In October 1995, a warrant granting the right to acquire 34,000 shares of Common Stock for a period of two years was issued to an unaffiliated party as payment for legal services rendered. The warrant entitled the holder to purchase, at any time until October 12, 1996, one share of Common Stock at an exercise price of $2.00 per share, subject to adjustment, and if not exercised during such period, entitles the holder to purchase at any time until October 13, 1997, one share of Common Stock at an exercise price of $2.25 per share, subject to adjustment. Following October 13, 1997, this warrant will no longer be exercisable and will have no value. At October 31, 1996, the warrant had not been exercised.

     In December 1995, the Company sold an aggregate of 941,177 shares of Common Stock to 11 accredited investors for cash at an offering price of $1.70 per share. The purchasers also received nontransferable Class C Stock Purchase Warrants (the "Class C Warrants"). Each Class C Warrant entitles the holder to purchase, at any time until December 20, 1996, one share of Common Stock at an exercise price of $1.70 per share, subject to adjustment. If the Class C Warrants have not been exercised during such period, each Class C Warrant entitles the holder to purchase, at any time from December 21, 1996 until December 20, 1997, one share of Common Stock at an exercise price of $1.95 per share, subject to adjustment. Following December 20, 1997, the Class C Warrants will no longer be exercisable and will have no value. At October 31, 1996, no Class C Warrants have been exercised.

ITEM 11.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

AUTHORIZED AND OUTSTANDING CAPITAL STOCK

     The authorized capital stock of the Company currently consists of 50,000,000 shares of no par value Common Stock and 10,000,000 shares of preferred stock, par value $1.00 per share (the "Preferred Stock"), which is subject to designation and issuance by the Board of Directors in the future. On October 31, 1996, there were 15,978,537 shares of Common Stock outstanding and held of record by approximately 234 registered stockholders, and the number of beneficial holders was unknown. There are currently no outstanding shares of Preferred Stock. At October 31, 1996, there were a total of 4,202,277 shares of Common Stock reserved for issuance upon exercise of outstanding stock options under the Option Plan, compensation contract options and the Warrants. See "Management--Employee Benefit Plans" and "Warrants" below.

     The following descriptions of capital stock are qualified in all respects by reference to the Company's Articles of Continuance, as amended (the "Articles").

COMMON STOCK

     Holders of Common Stock are entitled to receive dividends when, as and if declared by the Board of Directors from funds legally available therefor. See "Item 9. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters - Dividend Policy." Each share of Common Stock entitles the holder thereof to one vote upon matters voted upon by the stockholders. Cumulative voting for the election of directors is not permitted, which means that the holders of a majority of shares voting for the election of directors can elect all members of each class of the Board of Directors. Except as otherwise required by applicable Wyoming law, a majority vote is sufficient for any action that requires the vote or concurrence of stockholders, except that a plurality vote is sufficient to elect directors.

     The holders of Common Stock do not have any preemptive, subscription, redemption or conversion rights or privileges. Upon liquidation or dissolution of the Company, the holders of Common Stock are entitled to share ratably in the net assets of the Company remaining after payment of liabilities and liquidation preferences of any outstanding shares of Preferred Stock. All shares of Common Stock now outstanding are fully paid and non-assessable.

PREFERRED STOCK

     The Preferred Stock may be issued from time to time by the Board of Directors in one or more series, without further stockholder approval or action, with such designations, powers, limitations, restrictions, qualification, rights, preferences and privileges as the Board of Directors may determine.

WARRANTS

     The Company currently has outstanding three series of Warrants to purchase Common Stock. The Class B and Class C Warrants were issued to investors purchasing shares of Common Stock in equity financings closed effective August 24, 1994 and December 20, 1995, respectively. In addition, a warrant was issued in October 1995 to an unaffiliated party in payment of legal fees. The Class B Warrants, the October 1995 warrant and the Class C Warrants are referred to herein as the "Warrants."

     CLASS B WARRANTS. A total of 900,000 Class B Warrants were issued in May 1995 in connection with the Company's $1,800,000 equity financing. Each Class B Warrant entitled the holder thereof to purchase, at any time until May 8, 1996, one share of Common Stock at an exercise price of $2.00 per share, subject to adjustment. Class B Warrants not exercised as of May 8, 1996 entitle the holders thereof to purchase, at any time from May 9, 1996 until May 8, 1997, one share of Common Stock at an exercise price of $2.30, subject to adjustment. Following May 8, 1997, the Class B Warrants will no longer be exercisable and will have no value. At October 31, 1996, Class B Warrants have been exercised for the purchase of 15,000 shares of Common Stock at $2.00 per share.

     OCTOBER 1995 WARRANT. In October 1995, a warrant granting the right to acquire 34,000 shares of Common Stock for a period of two years was issued to an unaffiliated party in payment for legal services rendered. This warrant entitled the holder to purchase, at any time until October 12, 1996, one share of Common Stock at an exercise price of $2.00 per share, subject to adjustment, and if not exercised during such period, entitles the holder to purchase at any time until October 13, 1997, one share of Common Stock at an exercise price of $2.25 per share, subject to adjustment. Following October 13, 1997, this warrant will no longer be exercisable and will have no value. At October 31, 1996, this warrant had not been exercised.

     CLASS C WARRANTS. A total of 941,177 Class C Warrants were issued as of December 1995 in connection with the Company's $1,600,000 equity financing. Each Class C Warrant entitles the holder thereof to purchase, at any time until December 20, 1996, one share of Common Stock at an exercise price of $1.70 per share, at any time until December 20, 1996, subject to adjustment. If the Warrants have not exercised, then for the period December 21, 1996 to December 20, 1997, each Class C Warrant entitles the holder to purchase one share of Common Stock at an exercise price of $1.95 per share, subject to adjustment. At October 31, 1996, no Class C Warrants have been exercised.

     The Warrants may be exercised in whole only upon surrender of the Certificate therefor on or prior to the expiration dates at the offices of the Company with the Exercise Form attached to the certificate duly completed and executed, accompanied by payment (in the form of cash or certified or bank cashier's check payable to the order of the Company) of the full exercise price.

     The Warrants contain provisions that provide for adjustment of the exercise price in the event the outstanding shares of Common Stock shall be subdivided into a greater number of shares, a non-cash dividend in Common Stock shall be paid in respect of Common Stock or the outstanding shares of Common Stock shall be combined into a smaller number of shares thereof.

     The Company is not required to issue fractional shares, and in lieu thereof, will make a cash payment based upon the current estimated fair market value of such fractional shares. The registered owner of a Warrant will not possess any rights as a stockholder of the Company unless and until the Warrant is exercised. Upon the respective expiration date of the Warrants, they will no longer be exercisable for shares of Common Stock and will not have any value.

     TRANSFER AGENT. The Company's transfer agent and registrar is Montreal Trust Company of Canada, Vancouver, B.C., Canada.

ITEM 12.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Company's Bylaws provide that the Company shall indemnify any and all persons who may serve or who have served at any time as directors or officers, or who at the request of the Board of Directors of the Company may serve or at any time have served as directors or officers of another corporation in which the Company at such time owned or may own shares of stock or of which it was or may be a creditor, and their respective heirs, administrators, successors and assigns, against any and all expenses, including amounts paid upon judgments, counsel fees and amounts paid in settlement (before or after suit is commenced), actually and necessarily incurred by such persons in connection with the defense or settlement of any claim, action, suit or proceeding in which they, or any of them, are made parties, or a party, or which may be asserted against them or any of them, by reason of being or having been directors or officers or a director or officer of the Company, or of such other corporation, except in relation to matters as to which any such director or officer or former director or officer or person shall be adjudged in any action, suit or proceeding to be liable for his own negligence or misconduct in the performance of his duty. Such indemnification shall be in addition to any other rights to which those indemnified may be entitled under any law, by-law, amendment, vote of stockholders or otherwise.

LIMITATION OF LIABILITY

     Article 12 of the Articles provides that no director shall be personally liable to the Company or any shareholder for monetary damages for breach of fiduciary duty as a director, except for any matter in respect of which such director shall be liable under Section 17-16-834 of the Wyoming Business Company Act (the "WBCA") or any amendment thereto or successor provision thereto, or shall be liable by reason that, in addition to any and all other requirements for such liability, he (i) shall have breached his duty of loyalty to the Company or its shareholders, (ii) shall not have acted in good faith or, in failing to act, shall not have acted in good faith, (iii) shall have acted in a manner involving intentional misconduct or a knowing violation of law or, in failing to act, shall have acted in a manner involving intentional misconduct or a knowing violation of law, (iv) shall have derived an improper personal benefit, or (v) shall have voted for or assented to a distribution made in violation of Section 17-16-640 of the WBCA or the Articles of the Company if it is established that he did not perform his duties in compliance with Section 17-16-830 of the WBCA.

     This provision may have the effect of reducing the likelihood of derivative litigation against directors and may discourage or deter stockholders or management from bringing a lawsuit against directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefited the Company and its stockholders. However, this provision, together with the provision described above that requires the Company to indemnify its officers and directors against certain liabilities, is intended to enable the Company to attract qualified persons to serve as directors who might otherwise be reluctant to do so.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Commission, such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

CERTAIN PROVISIONS OF THE ARTICLES AND THE BYLAWS

     Certain provisions in the Articles and Bylaws and the WBCA could make more difficult the acquisition of the Company by means of a tender offer, a proxy contest or otherwise. These provisions are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of the Company to first negotiate with the Company. The Company believes that the benefits of increased protection of the Company's potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure the Company outweigh the disadvantages of discouraging such proposals because, among other things, negotiation of such proposals could result in an improvement of their terms.

     CLASSIFIED BOARD OF DIRECTORS. The Articles and the Bylaws provide that the Board of Directors is divided into three classes of directors, with the terms of each class expiring in a different year. The Bylaws provide that the number of directors will be fixed from time to time exclusively by the Board of Directors but shall consist of not more than 15 nor less than 3 directors. A majority of the Board of Directors then in office has the sole authority to fill any vacancies on the Board of Directors.

     PREFERRED STOCK. The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of the company or may materially affect the rights evidenced by, or amounts payable with respect to, the shares of Common Stock. The voting and conversion rights of any class or series of Preferred Stock issued by the Company could adversely affect, among other things, the voting rights of existing stockholders.

ITEM 13.  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

     NONE.


ITEM 14.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON
          ACCOUNTING AND FINANCIAL DISCLOSURE.

     NONE.

ITEM 15.  FINANCIAL STATEMENTS AND EXHIBITS.

     (a)  FINANCIAL STATEMENTS


                                         TANISYS TECHNOLOGY, INC.

                                       CONSOLIDATED BALANCE SHEETS
                                       (EXPRESSED IN U.S. DOLLARS)


                                                                SEPTEMBER 30,     SEPTEMBER 30,
                                                                    1996              1995
------------------------------------------------------------------------------------------------

ASSETS
Current assets:
   Cash and cash equivalents                                     $2,689,569        $1,317,024
   Trade accounts receivable, net of allowance of $84,557         5,087,090            60,454
        and $25,000 in 1996 and 1995, respectively
   Inventory                                                      1,804,458            15,414
   Prepaid expense                                                  217,570            24,735
------------------------------------------------------------------------------------------------
      Total current assets                                        9,798,687         1,417,627
------------------------------------------------------------------------------------------------
Property and equipment, net                                       1,817,479           118,705
Incorporation costs, net                                              1,024             2,283
Patents and trademarks, net                                          84,337            74,468
Goodwill, net                                                     8,436,790                --
Other assets                                                         84,000                --
------------------------------------------------------------------------------------------------
                                                                $20,222,317        $1,613,083
------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Accounts payable                                              $2,985,148          $112,853
   Accrued liabilities                                              929,376           121,315
   Revolving credit note                                          3,075,000                --
------------------------------------------------------------------------------------------------
      Total current liabilities                                   6,989,524           234,168
------------------------------------------------------------------------------------------------
   Obligations under capital lease                                  123,000                --
------------------------------------------------------------------------------------------------
      Total liabilities                                           7,112,524           234,168
------------------------------------------------------------------------------------------------
Commitments and contingencies
Shareholders' equity:
   Share capital-Common stock, no par value, 50,000,000 shares   23,955,136         7,814,341
       authorized, 15,978,537 and 9,065,305 shares issued and
       outstanding in 1996 and 1995, respectively
   Accumulated deficit                                          (10,838,398)       (6,428,481)
   Accumulated foreign currency translation adjustment               (6,945)           (6,945)
------------------------------------------------------------------------------------------------
      Total shareholders' equity                                 13,109,793         1,378,915
------------------------------------------------------------------------------------------------
                                                                $20,222,317        $1,613,083
------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                        TANISYS TECHNOLOGY, INC.

                    CONSOLIDATED STATEMENTS OF LOSS
                     (EXPRESSED IN U.S. DOLLARS)


                                              FOR THE YEARS ENDED SEPTEMBER 30,
                                             1996            1995           1994
--------------------------------------------------------------------------------------

Net sales                                  $14,988,946        $358,726      $113,786
Cost of goods sold                          12,660,900         110,097        33,901
--------------------------------------------------------------------------------------
Gross profit                                 2,328,046         248,629        79,885
--------------------------------------------------------------------------------------

Operating expenses:
   Research and development                  1,079,927         409,805       409,150
   Sales and marketing                       1,177,214       1,358,032       393,786
   General and administrative                1,976,597         913,375     1,028,808
   Depreciation and amortization             2,474,313          71,043        60,472
   Unusual charge                                   --              --       198,739
--------------------------------------------------------------------------------------
      Total operating expenses               6,708,051       2,752,255     2,090,955
--------------------------------------------------------------------------------------
Operating loss                              (4,380,005)     (2,503,626)   (2,011,070)
--------------------------------------------------------------------------------------
Other income (expense):
   Foreign exchange gain                            --           2,290            --
   Interest income                              74,238          56,250        39,145
   Interest expense                           (108,332)             --            --
   Other                                         4,182              --            --
--------------------------------------------------------------------------------------
Net loss                                   ($4,409,917)    ($2,445,086)  ($1,971,925)
--------------------------------------------------------------------------------------

Loss per weighted average common share          ($0.37)         ($0.29)       ($0.30)
--------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------

Weighted average number of common shares    11,765,850       8,436,320     6,610,710
--------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                      TANISYS TECHNOLOGY, INC.

                         CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                                        (EXPRESSED IN U.S. DOLLARS)

                                                                                                ACCUMULATED
                                                                                                  FOREIGN
                                                        SHARE CAPITAL                            CURRENCY               TOTAL
                                                      -------------------      ACCUMULATED      TRANSLATION          SHAREHOLDERS'
                                                      SHARES       AMOUNT        DEFICIT         ADJUSTMENT             EQUITY
----------------------------------------------------------------------------------------------------------------------------------

Balance, September 30, 1993                           6,495,325    $4,468,700    ($2,011,470)           $0             $2,457,230
----------------------------------------------------------------------------------------------------------------------------------
Net loss                                                                          (1,971,925)                          (1,971,925)
Private placements                                    1,500,000     1,462,756 *                                         1,462,756
Foreign currency translation adjustment                                                             (6,945)                (6,945)
----------------------------------------------------------------------------------------------------------------------------------
Balance, September 30, 1994                           7,995,325     5,931,456     (3,983,395)       (6,945)             1,941,116
----------------------------------------------------------------------------------------------------------------------------------
Net loss                                                                          (2,445,086)                          (2,445,086)
Private placements                                      900,000     1,607,232 *                                         1,607,232
Issued as payment of commission                          48,980       120,001                                             120,001
Exercise of stock options                                 6,000        12,724                                              12,724
Issued for retirement of debt                           115,000       142,928                                             142,928
----------------------------------------------------------------------------------------------------------------------------------
Balance, September 30, 1995                           9,065,305     7,814,341     (6,428,481)       (6,945)             1,378,915
----------------------------------------------------------------------------------------------------------------------------------
Net loss                                                                          (4,409,917)                          (4,409,917)
Acquisition of businesses (note 2)                    4,150,000    11,786,000 *                                        11,786,000
Issued as payment of consulting bonus (note 2)          207,500       788,500                                             788,500
Private placements (note 7)                             975,177     1,511,796 *                                         1,511,796
Issued as payment of commission                          45,555       102,499                                             102,499
Exercise of stock warrants                            1,515,000     1,905,000                                           1,905,000
Issued for retirement of debt                            20,000        47,000                                              47,000
----------------------------------------------------------------------------------------------------------------------------------
Balance, September 30, 1996                          15,978,537   $23,955,136   ($10,838,398)      ($6,945)           $13,109,793
----------------------------------------------------------------------------------------------------------------------------------

* net of issuance costs.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                TANISYS TECHNOLOGY, INC.


                         CONSOLIDATED STATEMENTS OF CASH FLOWS
                          (EXPRESSED IN U.S. DOLLARS)

                                                                                             FOR THE YEARS ENDED SEPTEMBER 30,
                                                                                           1996            1995           1994
----------------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
Net loss                                                                             ($4,409,917)   ($2,445,086)   ($1,971,925)
Adjustments to reconcile net loss to cash used in operating activities:
   Depreciation and amortization                                                       2,474,313         71,043         60,472
   Write-downs                                                                            21,927             -              -
   Unusual charge                                                                             -              -         198,739
   Decrease (increase) in accounts receivable                                           (874,576)        84,855        (99,926)
   Decrease in investment tax credits receivable                                              -              -          57,456
   Increase in inventory                                                                (156,733)        (2,757)       (12,657)
   Increase in prepaid expense                                                          (103,789)       (13,810)        (3,843)
   (Decrease) increase in accounts payable and accrued liabilities                    (1,323,521)        22,870        323,392
----------------------------------------------------------------------------------------------------------------------------------
Net cash used in operating activites                                                  (4,372,296)    (2,282,885)    (1,448,292)
----------------------------------------------------------------------------------------------------------------------------------

Cash flows from investing activities:
   Purchase of fixed assets                                                             (342,882)       (48,962)       (96,414)
   Incorporation costs                                                                        -              -          (1,010)
   Patents and trademark costs                                                           (32,763)       (42,776)       (38,261)
   Acquisition of businesses                                                           2,817,230             -              -
----------------------------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) investing activities                                    2,441,585        (91,738)      (135,685)
----------------------------------------------------------------------------------------------------------------------------------

Cash flows from financing activities:
   Net proceeds from issuance of common stock                                          1,614,295      1,727,233      1,462,756
   Draws (payments) on revolving credit note, net                                       (195,881)            -              -
   Principal payments on capital lease obligations                                       (20,158)            -              -
   Net proceeds from exercise of stock options                                                -          12,724             -
   Net proceeds from exercise of warrants                                              1,905,000             -              -
----------------------------------------------------------------------------------------------------------------------------------
Net cash provided by financing activities                                              3,303,256      1,739,957      1,462,756
----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash                                                       -              -          (3,169)
----------------------------------------------------------------------------------------------------------------------------------

Increase (decrease) in cash and cash equivalents                                       1,372,545       (634,666)      (124,390)
Cash and cash equivalents, beginning of period                                         1,317,024      1,951,690      2,076,080
----------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of period                                              $2,689,569     $1,317,024     $1,951,690
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------

Supplemental disclosure of cash flow information:
         Interest paid                                                                  $108,332         $1,152           $121
         Interest received                                                               $74,238        $57,402        $35,153
Non-cash activity:
         Shares issued to related parties and others to satisfy accrued liabilities      $47,000        $142,928            -
         Shares issued to purchase businesses                                        $12,574,500              -             -

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                     TANISYS TECHNOLOGY, INC.
                       NOTES TO CONSOLIDATED
                       FINANCIAL STATEMENTS
                SEPTEMBER 30, 1996, 1995 AND 1994
         (EXPRESSED IN U.S. DOLLARS EXCEPT AS INDICATED)

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF CONSOLIDATION

The consolidated financial statements include the accounts of Tanisys Technology, Inc. ("Tanisys") and its wholly-owned subsidiaries, 1st Tech Corporation ("1st Tech"), DarkHorse Systems, Inc. ("DarkHorse"), Timespan Communications Corp. ("Timespan") and Rosetta Marketing and Sales Inc. (collectively, the "Company"). The Company provides custom design, engineering and manufacturing services, test solutions and standard and custom module products to leading original equipment manufacturers in the computer, networking and telecommunications industries. Numerous factors affect the Company's operating results, including general economic conditions, competition, changing technologies, component shortages or price fluctuations. A change of any of these factors could have an adverse effect on the Company's financial position or results of operations. The Company has experienced losses since inception. The Company continues to develop additional products, and with the current year acquisitions (Note 2), the Company has existing salable products. The continued success of the Company depends upon the Company's ability to generate sufficient sales from the development of new products or increased sales of existing products.

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States which, as applied to these financial statements, conform in all material respects with accounting principles generally accepted in Canada. All significant intercompany balances and transactions have been eliminated in consolidation.

Tanisys is a Wyoming corporation which was originally organized in British Columbia, Canada to pursue oil and gas exploration. Unsuccessful in the exploration business and dormant pursuant to the rules and regulations of the Vancouver Stock Exchange, several investors gained control of the Company to raise financing and complete the acquisition of Timespan. Timespan had software technology and patent applications which, in part, are the foundation of the Company's development and marketing efforts.

Tanisys changed its name from Rosetta Technologies Inc. on July 11, 1994. Prior to Rosetta Technologies Inc., the Company had been known as First American Capital Group Inc. and Montebello Resources Ltd.

Certain reclassifications of amounts related to 1994 and 1995 have been made to conform with the 1996 presentation.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments with original maturities of three months or less to be classified as cash equivalents. Cash equivalents are carried at cost, which approximates market. The Company places its cash investments in high credit quality instruments.

                     TANISYS TECHNOLOGY, INC.
                      NOTES TO CONSOLIDATED
                       FINANCIAL STATEMENTS
                SEPTEMBER 30, 1996, 1995 AND 1994
         (EXPRESSED IN U.S. DOLLARS EXCEPT AS INDICATED)

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

RECEIVABLES

The Company grants credit to domestic and international original equipment manufacturers, distributors and end users. The Company carries a business credit policy covering certain accounts receivable. The insurance policy provides protection against losses from uncollectible accounts resulting from insolvency of specified customers. As of September 30, 1996, the total available coverage under the policy was $2,050,000.

INVENTORY

Inventory is stated at the lower of cost or market. In the third quarter of 1996, the Company changed its method of accounting for inventories from the first-in, first-out (FIFO) method to a weighted average cost basis. The change did not have a significant effect on results of operations for 1996, nor is it anticipated that it will have a material effect on future periods. Prior to the change, the Company's inventory costs would not have differed significantly under the two methods. Costs include direct materials, direct labor and certain indirect manufacturing overhead expenses.

REVENUE RECOGNITION

Revenues from direct sales and sales to resellers are recognized when the related products are shipped. The Company warrants products against defects and has a policy concerning the return of products.

DEPRECIATION AND AMORTIZATION

The Company uses the straight-line method of depreciation. Under the straight-line method of depreciation, the Company is using the following lives:

Machinery and equipment                      3-7
Office and engineering equipment             5
Computer equipment and software              3
Furniture and fixtures                       5
Vehicles                                     5
Leasehold improvements                       Shorter of useful life or remaining
                                             term of the lease

Incorporation costs are amortized on a straight-line basis over five years. Upon dissolution of Timespan, the Company wrote-off $747 in unamortized incorporation costs. Accumulated amortization at September 30, 1996, 1995 and 1994 was $512, $1,522 and $761, respectively.

                     TANISYS TECHNOLOGY, INC.
                      NOTES TO CONSOLIDATED
                       FINANCIAL STATEMENTS
                SEPTEMBER 30, 1996, 1995 AND 1994
         (EXPRESSED IN U.S. DOLLARS EXCEPT AS INDICATED)

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Patents and trademarks are amortized on a straight-line basis over 10 years. In fiscal 1995, the Company wrote-off $12,095 in trademark costs related to the registration of the name SpinWizard, since the product associated with that trademark is no longer being sold. Accumulated amortization at September 30, 1996, 1995 and 1994, was $10,799, $6,569 and $0, respectively.

FOREIGN CURRENCY TRANSLATION

Assets and liabilities denominated in foreign currencies are translated at the exchange rate at the balance sheet date. Revenues, costs, and expenses are translated at average rates of exchange prevailing during the year. Gains and losses on foreign currency transactions are included in other expenses. Translation adjustments resulting from this process are charged or credited to equity.

RESEARCH AND DEVELOPMENT

Under the criteria set forth in Statement of Financial Accounting Standards
No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed," capitalization of software development costs begins upon the establishment of technological feasibility. The ongoing assessment of the recoverability of these costs requires considerable judgment by management with respect to certain external factors, including, but not limited to, anticipated future gross product revenues, estimated economic life and changes in software and hardware technology. After considering the above factors, the Company has determined that software development costs incurred for the years ended September 30, 1996, 1995 and 1994 were properly expensed.

LOSS PER SHARE

Loss per share is calculated based upon the weighted average number of common shares outstanding during the year.

NEW ACCOUNTING PRONOUNCEMENTS

In March 1995, Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" (FAS 121), was issued. Under FAS 121, an impairment loss must be recognized, for long-lived assets and certain identifiable intangibles to be held and used by an entity, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. FAS 121 is effective for financial statements issued for fiscal years beginning after December 15, 1995, and must be adopted on a prospective basis. Restatement of previously issued financial statements is not permitted. The Company adopted FAS 121 effective October 1, 1995. Such adoption did not have a material effect on the financial condition or results of operations of the Company.

                     TANISYS TECHNOLOGY, INC.
                      NOTES TO CONSOLIDATED
                       FINANCIAL STATEMENTS
                SEPTEMBER 30, 1996, 1995 AND 1994
         (EXPRESSED IN U.S. DOLLARS EXCEPT AS INDICATED)

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

In October 1995, Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (FAS 123), was issued. FAS 123 defines a fair value based method of accounting for employee stock options or similar equity instruments and encourages all entities to adopt that method of accounting for all of their employee stock compensation plans. Under the fair value based method, compensation cost is measured at the grant date based on the value of the award and is recognized over the service period of the award, which is usually the vesting period. However, FAS 123 also allows entities to continue to measure compensation costs for employee stock compensation plans using the intrinsic value method of accounting prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25). Entities electing to remain with the accounting prescribed by APB 25 must make pro forma disclosures of net income and earnings per share as if the fair value based method recommended by FAS 123 had been applied. The accounting requirements of FAS 123 are effective for transactions entered into in fiscal years that begin after December 15, 1995. The disclosure requirements of FAS 123 are effective for financial statements for fiscal years beginning after December 15, 1995. The Company intends to measure compensation costs in accordance with APB 25 and to provide pro forma disclosures of net income and earnings per share as if the fair value based method of accounting under FAS 123 had been applied. Therefore, FAS 123 will not have a material effect on the financial position or results of operations of the Company.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2.   ACQUISITIONS OF 1ST TECH AND DARKHORSE

On May 20, 1996, the Company acquired 1st Tech and DarkHorse, as a result of which 1st Tech and DarkHorse became wholly owned subsidiaries of the Company in exchange for 4,150,000 shares of the Company's common stock. 1st Tech is engaged primarily in the design, manufacture and sale of standard memory products to the memory aftermarket and custom memory assemblies to original equipment manufacturers, and offers engineering design and contract manufacturing services. DarkHorse designs and markets memory testing equipment primarily to electronic equipment manufacturers.

At the closing of the acquisitions, the Company granted options for the purchase of 550,000 common shares to key employees of 1st Tech and DarkHorse, allowed
Mr. Gary W. Pankonien, former owner of 1st Tech and one of the three former owners of DarkHorse, to appoint two members to the Company's seven-member Board of Directors, and paid a consulting bonus to a Director of the Company of 207,500 common shares at a deemed price of $3.80 per share.

                    TANISYS TECHNOLOGY, INC.
                      NOTES TO CONSOLIDATED
                       FINANCIAL STATEMENTS
                SEPTEMBER 30, 1996, 1995 AND 1994
         (EXPRESSED IN U.S. DOLLARS EXCEPT AS INDICATED)

2.   ACQUISITIONS OF 1ST TECH AND DARKHORSE (CONTINUED)

The acquisitions of 1st Tech and DarkHorse were accounted for using the purchase method of accounting. Under the purchase method, the excess of the purchase price over the estimated fair value of the net assets acquired of $10,656,998 is classified as goodwill and amortized against earnings over a two year period. The amount of goodwill amortized for the year ended September 30, 1996 was $2,220,208. The results of operations of 1st Tech and DarkHorse have been included in the consolidated financial statements since the date of the acquisitions.

3.   INVENTORY

Inventory consists of the following:

                         1996           1995
Raw materials         $1,343,522      $  ---
Work-in-process          203,017         ---
Finished goods           257,919      15,414
                      $1,804,458     $15,414


4.   PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

                                               1996                                         1995
                                            Accumulated                                  Accumulated
                                           Depreciation & Net Book                      Depreciation & Net Book
                              Cost          Amortization   Value          Cost           Amortization   Value
Manufacturing equipment    $1,055,964       $234,159     $  821,805     $  ---           $  ---        $  ---
Office equipment              579,117        224,102        355,015       29,084           11,038        18,046
Engineering equipment         253,482         77,807        175,675       17,507            7,022        10,485
Computer equipment            118,696         87,448         31,248       97,829           57,585        40,244
Computer software             223,872        115,821        108,051       21,971           15,114         6,857
Furniture and fixtures        295,585         90,186        205,399       40,170           12,641        27,529
Vehicles                       39,445          9,861         29,584        ---              ---           ---
Leasehold improvements        157,907         67,205         90,702       25,854           10,310        15,544
                           $2,724,068       $906,589     $1,817,479     $232,415         $113,710      $118,705


The Company had approximately $266,000 and $0 of property and equipment acquired under capital lease at September 30, 1996 and 1995, respectively. The accumulated amortization related to these assets totaled $47,000 and $0 at September 30, 1996 and 1995, respectively. The related amortization expense was $16,000 and $0 for the year ended September 30, 1996 and 1995, respectively.

                     TANISYS TECHNOLOGY, INC.
                      NOTES TO CONSOLIDATED
                       FINANCIAL STATEMENTS
                SEPTEMBER 30, 1996, 1995 AND 1994
         (EXPRESSED IN U.S. DOLLARS EXCEPT AS INDICATED)

5.   REVOLVING CREDIT NOTE

The Company has a revolving credit note with a financial institution of $6,000,000 bearing interest at the financial institution's prime rate plus a percentage between one and three percent (8.25% as of September 30, 1996) depending upon a ratio. The ratio is computed monthly, combining 1st Tech and DarkHorse indebtedness to annualized earnings before income taxes, depreciation and amortization. At September 30, 1996, the Company did not comply with certain financial covenants. The financial institution has amended and waived the covenants at September 30, 1996 and for prior periods. Additionally, the financial institution will issue, when needed, letters of credit up to $2,000,000. The revolving credit note extends through June 30, 1998 and is secured by all of the Company's assets. Paydowns on the note are made by daily collections of accounts receivable. Draws are made as necessary. The amount outstanding at September 30, 1996 was $3,075,000. The amount available on the line at September 30, 1996 was $2,925,000 limited by qualified accounts receivable as defined in the note. At September 30, 1996, there were no outstanding letters of credit.

6.   LEASE COMMITMENTS

The Company leases certain equipment and office space under noncancelable leases with expiration dates ranging from 1997 through 2000.

Future minimum lease payments under all leases at September 30, 1996 were as follows:

                                                 Capital Leases                Operating Leases
1997                                                 $  62,661                   $376,804
1998                                                    57,276                    219,841
1999                                                    56,481                     66,288
2000                                                    27,528                     27,620
Total minimum lease payments                           203,946                    690,553

Amounts representing interest                          (33,159)
Present value of minimum capital lease payments        170,787

Less: current portion                                  47,787

Long-term capital lease obligation                   $123,000


Rent expense recorded under all operating leases was $118,189, $48,619 and $34,377 for 1996, 1995 and 1994, respectively.

                    TANISYS TECHNOLOGY, INC.
                      NOTES TO CONSOLIDATED
                       FINANCIAL STATEMENTS
                SEPTEMBER 30, 1996, 1995 AND 1994
         (EXPRESSED IN U.S. DOLLARS EXCEPT AS INDICATED)


7.   PRIVATE PLACEMENTS

In January 1996, the Company completed an equity financing of 941,177 common shares and common stock purchase warrants to purchase 941,177 shares of common stock at an exercise price of $1.70 in 1997 and $1.95 in 1998. The warrants expire after 1998. A commission of 45,555 shares at the price of $2.25 per share was paid to AWL Enterprises Ltd. In November 1995, the Company completed an equity financing of 34,000 common shares and common stock purchase warrants to purchase 34,000 shares of common stock at an exercise price of $2.00 in 1996 and $2.25 in 1997. The warrants expire after 1997.

8.   RELATED PARTY TRANSACTIONS

The Company and its subsidiaries entered into the following related party transactions:

     Expenses and consulting fees in the amount of $870,000 ($788,500 was paid in stock), $159,000 and $256,000 were paid to the Company's directors or companies that they owned for the years ended September 30, 1996, 1995 and 1994, respectively.

     Professional fees in the amount of $122,000, $97,000 and $42,000 were paid to two shareholders of the Company for legal and other services provided for the years ended September 30, 1996, 1995 and 1994, respectively.

     As of September 30, 1996, two former shareholders of DarkHorse are each owed $32,309 and the third shareholder owed the Company $17,691. Prior to the acquisition, DarkHorse was an S-corporation. These amount arose at the date of acquisition, to cover the taxes on earnings passed on to the three shareholders for the period from January 1, 1996 to the date of acquisition.

9.   SHARE CAPITAL, OPTIONS AND WARRANTS

PREFERRED STOCK

The Company is authorized to issue 10,000,000 shares of preferred stock with $1 par value. There were no preferred shares issued and outstanding at September 30, 1996 and 1995.

                     TANISYS TECHNOLOGY, INC.
                      NOTES TO CONSOLIDATED
                       FINANCIAL STATEMENTS
                SEPTEMBER 30, 1996, 1995 AND 1994
         (EXPRESSED IN U.S. DOLLARS EXCEPT AS INDICATED)


9. SHARE CAPITAL, OPTIONS  AND WARRANTS (CONTINUED)


STOCK OPTIONS

                                                           1996                                       1995
                                  Shares                   Option Price            Shares             Option Price



Outstanding-Beginning of year     1,364,450                 $1.10 to 3.32 US        1,003,000          $1.50 to 3.70 CDN
Granted                             834,900                  3.13 to 3.72 US          958,750           2.02 to 3.32 US
                                                                                                        4.00 CDN
Canceled or expired                (395,250)                 2.02 to 3.72 US         (591,300)          2.80 US
                                                                                                        2.33 to 4.00 CDN
Exercised                            ---                           ---                 (6,000)          2.40 TO 3.55 CDN
Outstanding-End of year           1,804,100                 $1.10 to 3.69 US        1,364,450          $2.02 to 3.32 US
                                                                                                       $1.50 TO 4.00 CDN
Exercisable-End of year             555,232                                           265,001


In February 1996, the Board of Directors approved a resolution to translate all option prices currently in CDN$ to US$. The exchange rate used was 1.00 CDN$ to .7353 US$. This was the exchange rate on the date of the board resolution.

WARRANTS

Each warrant entitles the holder to purchase one share of common stock at a particular price during the first year following the date of issuance and at a second price in year two. The warrants expire after year two. During 1996, 1,515,000 warrants were exercised and no warrants expired. 975,177 warrants were issued as part of the Company's two private placements in 1995 and 1996. The Company has warrants outstanding for the purchase of its common stock in 1996 and 1995 as follows:

                       NUMBER OF WARRANTS                  EXERCISE PRICE
     ISSUE DATE       1996            1995              YEAR 1        YEAR 2
     August 1994      ---             1,500,000         $1.00         $1.25
     May 1995         885,000           900,000         $2.00         $2.30
     November 1995     34,000            ---            $2.00         $2.25
     January 1996     941,177            ---            $1.70         $1.95
     Total          1,860,177         2,400,000


10.       INCOME TAXES

The Company accounts for deferred income taxes using the liability method.
At September 30, 1996, the Company's Canadian subsidiary, Timespan, had a non-capital loss carryforward of approximately CDN $127,000 which may be applied against future taxable income. The loss carryforward results in a deferred tax asset of CDN $57,000 which expires in 2000. Additionally, at September 30, 1996, Timespan had deferred tax assets of CDN $43,000 principally relating to unclaimed investment tax credits.

                     TANISYS TECHNOLOGY, INC.
                      NOTES TO CONSOLIDATED
                       FINANCIAL STATEMENTS
                SEPTEMBER 30, 1996, 1995 AND 1994
         (EXPRESSED IN U.S. DOLLARS EXCEPT AS INDICATED)


10.      INCOME TAXES (CONTINUED)

During 1996 and 1995, the Company incurred consolidated net operating losses for U.S. income tax purposes of approximately $1,785,000 and $2,548,000, respectively. The loss carryforwards expire in 2011 and 2010, respectively. During 1996, the Company had temporary differences resulting in future tax deductions of $693,000 principally representing tax basis in accrued liabilities and intangible assets. Deferred income tax assets from the loss carryforwards and asset basis differences aggregate $2,240,000.

For financial reporting purposes, valuation allowances of $2,240,000 and $1,413,000 have been recorded to offset the deferred tax assets due to the uncertainty as to whether the benefits will be realized.

The availability of the net operating loss carryforward and future tax deductions to reduce taxable income is subject to various limitations under the Internal Revenue Code of 1986, as amended, (the Code) in the event of an ownership change as defined in Section 382 of the Code.

No federal or state taxes were due or paid in 1996 and 1995.

11.       UNUSUAL CHARGE

At September 30, 1994, the Company determined that it would not utilize in its current or future products, the computer game controller technology purchased from Timespan. Therefore, the remaining goodwill associated with the Timespan acquisition of $198,739 was charged to expense as an unusual charge in the period ended September 30, 1994 (Note 13).

12.       EMPLOYEE BENEFITS

Effective January 1, 1995, 1st Tech sponsored an employee benefit plan
(the Plan) which qualifies under Section 401(k) of the Internal Revenue Service Code for eligible employees. Eligible employees may defer a portion of their annual compensation under the Plan subject to maximum limitations. The requirements for eligibility include a minimum age of 21 and a minimum of one year of service. As of the date of acquisition of 1st Tech, all employees of the Company joined the Plan.

Under provisions of the Plan, the Company may elect to make matching contributions to the Plan for the benefit of the participants. No contributions were made in 1996.

13.       COMMITMENTS AND CONTINGENCIES

During fiscal 1993, the Company's subsidiary Timespan entered into a five year royalty agreement with its former principal shareholders. The agreement provides for royalties to be paid for the use of the computer game controller technology. The royalties are to be paid subsequent to Timespan achieving a CDN $3,000,000 net cumulative profit from the sale of devices involving the technology. The royalties will be calculated as the lesser of CDN $250,000 per annum or 5% of the gross wholesale receipts, as defined in the agreement, from sales exceeding the above noted amount. If the amount payable is less than CDN $250,000

                     TANISYS TECHNOLOGY, INC.
                      NOTES TO CONSOLIDATED
                       FINANCIAL STATEMENTS
                SEPTEMBER 30, 1996, 1995 AND 1994
         (EXPRESSED IN U.S. DOLLARS EXCEPT AS INDICATED)


13.      COMMITMENTS AND CONTINGENCIES (CONTINUED)

in any particular year, the difference will be carried forward to the following year to increase the maximum amount payable in that year. The Company is not currently using the computer game controller technology and the royalty does not relate to the Company's current products. (note 11)

14.  SUBSEQUENT EVENT

In October 1996, the Company granted, subject to regulatory approval, stock options to key employees for the purchase of 423,000, 110,000 and 5,000 common shares at a per share price of $4.09, $4.17 and $4.44, respectively. These options are not considered outstanding until approved by the Vancouver Stock Exchange.

Timespan, a wholly owned subsidiary of the Company, was dissolved as of October 23, 1996.

                             1ST TECH CORPORATION AND
                              DARKHORSE SYSTEMS, INC.

                           COMBINED FINANCIAL STATEMENTS
                       AS OF DECEMBER 31, 1995, 1994 AND 1993
                           TOGETHER WITH AUDITORS' REPORT

                         REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS





To 1st Tech Corporation and
DarkHorse Systems, Inc.:

We have audited the accompanying combined balance sheets of 1st Tech Corporation and DarkHorse Systems, Inc. (Texas corporations), as of December 31, 1995 and 1994, and the related combined statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Companies' management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of 1st Tech Corporation and DarkHorse Systems, Inc., as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.




San Antonio, Texas
October 25, 1996

                               1ST TECH CORPORATION AND
                               ------------------------
                               DARKHORSE SYSTEMS, INC.
                               -----------------------

                COMBINED BALANCE SHEETS - - DECEMBER 31, 1995 AND 1994
                ------------------------------------------------------


           ASSETS                                          1995             1994
           ------                                       -----------      ----------

CURRENT ASSETS:
 Cash and cash equivalents                              $ 1,198,964      $  251,325
 Accounts receivable, net of allowance for doubtful
  accounts of $124,500 and $0, respectively               7,438,903       5,184,073
 Inventory                                                3,176,384       1,591,450
 Accounts receivable, related parties                       199,577         200,000
 Prepaid expenses and other                                 173,333          44,500
                                                        -----------      ----------
            Total current assets                         12,187,161       7,271,348
                                                        -----------      ----------




PROPERTY AND EQUIPMENT, net                               1,261,232         632,649
                                                        -----------      ----------



OTHER LONG-TERM ASSETS                                       84,000          41,000
                                                        -----------      ----------

            Total assets                               $ 13,532,393     $ 7,944,997
                                                        -----------      ----------
                                                        -----------      ----------



     LIABILITIES AND SHAREHOLDERS' EQUITY                  1995             1994
     ------------------------------------              ------------     -----------
CURRENT LIABILITIES:
 Bank overdrafts                                        $   574,000     $   698,000
 Accounts payable                                         3,291,738       2,539,134
 Accrued expenses                                         1,057,926         463,253
 Income taxes payable                                        58,000          10,000
 Revolving credit note                                    6,915,000       3,313,000
 Notes payable to related parties                           509,240         493,000
 Current portion of obligations under capital leases         42,000         109,000
                                                        -----------      ----------
            Total current liabilities                    12,447,904       7,625,387
                                                        -----------      ----------

OBLIGATIONS UNDER CAPITAL LEASES                            152,000             -
                                                        -----------      ----------
            Total liabilities                            12,599,904       7,625,387
                                                        -----------      ----------

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY:
 Capital stock, no par value
  1st Tech, 1,000,000 shares authorized, issued and
   outstanding                                                  -               -
 DarkHorse, 100,000,000 shares authorized;
  1,155,000 issued and outstanding                              -               -
 Contributed capital                                         10,000          10,000
 Retained earnings                                          989,489         309,610
 Due from shareholder                                       (67,000)            -
                                                        -----------      ----------
        Total shareholders' equity                          932,489         319,610
                                                        -----------      ----------
        Total liabilities and shareholders' equity    $  13,532,393      $7,944,997
                                                        -----------      ----------
                                                        -----------      ----------



     The accompanying notes are an integral part of these combined financial statements.

                               1ST TECH CORPORATION AND
                               ------------------------
                               DARKHORSE SYSTEMS, INC.
                               ------------------------

                            COMBINED STATEMENTS OF INCOME
                            -----------------------------
              FOR THE YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993
              ----------------------------------------------------


                                                                     1995              1994              1993
                                                               --------------     -------------    -------------

NET PRODUCT SALES                                              $  106,309,491     $  42,707,651    $  22,965,821

COST OF SALES                                                      99,443,822        39,263,567       20,424,645
                                                               --------------     -------------    -------------
                                                                    6,865,669         3,444,084        2,541,176
                                                               --------------     -------------    -------------
OPERATING EXPENSES:
 Sales and marketing                                                2,249,637         1,299,603          387,266
 General and administrative                                         2,902,629         1,394,211        1,459,527
 Research and development                                             394,338           273,935           90,440
                                                               --------------     -------------    -------------
            Total operating expenses                                5,546,604         2,967,749        1,937,233
                                                               --------------     -------------    -------------
INCOME FROM OPERATIONS                                              1,319,065           476,335          603,943
                                                               --------------     -------------    -------------
OTHER INCOME (EXPENSE):
 Interest expense                                                    (728,169)         (383,149)        (239,171)
 Interest income                                                       21,451               425            2,283
 Other income (expense)                                                (7,468)           13,122           34,156
                                                               --------------     -------------    -------------
                                                                     (714,186)         (369,602)        (202,732)
                                                               --------------     -------------    -------------


INCOME BEFORE PROVISION FOR INCOME
  TAXES AND CUMULATIVE EFFECT OF CHANGE IN
  ACCOUNTING PRINCIPLE                                                604,879           106,733          401,211
                                                               --------------     -------------    -------------
PROVISION FOR INCOME TAXES                                             58,000            23,020          142,305
                                                               --------------     -------------    -------------
INCOME BEFORE CUMULATIVE EFFECT OF
  CHANGE IN ACCOUNTING PRINCIPLE                                      546,879            83,713          258,906
                                                               --------------     -------------    -------------
CUMULATIVE EFFECT OF CHANGE IN
  ACCOUNTING PRINCIPLE                                                133,000              -                 -
                                                               --------------     -------------    -------------
NET INCOME                                                     $      679,879     $      83,713    $     258,906
                                                               --------------     -------------    -------------

UNAUDITED PRO FORMA DATA (Note 3):
  Income before provision for income taxes and cumulative
   effect of change in accounting principle                    $      604,879     $     106,733    $     401,211
  Pro forma adjustments to reflect federal and state
   income tax                                                         223,805            39,491          148,448
                                                               --------------     -------------    -------------
  Pro forma income from continuing operations after
    provision for income tax and before cumulative effect
    of change in accounting principle                                 381,074            67,242          252,763
                                                               --------------     -------------    -------------
  Adjustment to reflect change in accounting principle                     -             91,342           41,469
                                                               --------------     -------------    -------------
  Pro forma net income                                         $      381,074     $     158,584    $     294,232
                                                               --------------     -------------    -------------
                                                               --------------     -------------    -------------

                     The accompanying notes are an integral part
                       of these combined financial statements.

                               1ST TECH CORPORATION AND
                               ------------------------
                               DARKHORSE SYSTEMS, INC.
                               -----------------------

                     COMBINED STATEMENTS OF SHAREHOLDERS' EQUITY
                     -------------------------------------------
                 FOR THE YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993
                 ----------------------------------------------------




                                                          Common Stock
                                --------------------------------------------------------------------
                                            1st Tech                             Darkhorse
                                ------------------------------      --------------------------------
                                   Shares                               Shares
                                 Issued and        Contributed        Issued and         Contributed
                                Outstanding(1)       Capital         Outstanding(2)        Capital
                                --------------     -----------       --------------      -----------
BALANCE, December 31, 1992            -               $  -               360,937           $  3,000
 Net income                           -                  -                  -                    -
 Issuance of stock                1,000,000           1,000              842,188             50,000
                                --------------     -----------       --------------      -----------
BALANCE, December 31, 1993        1,000,000           1,000            1,203,125             53,000
 Net income                           -                  -                  -                    -
 Purchase of treasury stock           -                  -              (842,188)           (44,000)
 Retirement of treasury stock         -                  -                  -                    -
 Stock split (3.2 for 1)              -                  -               794,063                 -
                                --------------     -----------       --------------      -----------
BALANCE, December 31, 1994        1,000,000           1,000            1,155,000              9,000
 Net income                           -                  -                  -                    -
 Distributions                        -                  -                  -                    -
                                --------------     -----------       --------------      -----------
BALANCE, December 31, 1995        1,000,000        $  1,000            1,155,000           $  9,000
                                --------------     -----------       --------------      -----------
                                --------------     -----------       --------------      -----------




                                                                                               Total
                                     Treasury         Due From             Retained        Shareholders'
                                      Stock          Shareholder           Earnings            Equity
                                   ------------      -----------         -----------       -------------

BALANCE, December 31, 1992                  -        $         -         $    (2,979)      $          21
 Net income                                 -                  -             258,906             258,906
 Issuance of stock                          -                  -                 -                51,000
                                   ------------        -----------        -----------      -------------

BALANCE, December 31, 1993                  -                  -             255,927             309,927
 Net income                                 -                  -              83,713              83,713
 Purchase of treasury stock          70,000,000                -             (30,030)            (74,030)
 Retirement of treasury stock       (70,000,000)               -                 -                   -
 Stock split (3.2 for 1)                    -                  -                 -                   -
                                   ------------        -----------        -----------      -------------

BALANCE, December 31, 1994                  -                  -             309,610             319,610
 Net income                                 -                  -             679,879             679,879
 Distributions                              -              (67,000)              -               (67,000)
                                   ------------        -----------        ----------       -------------
BALANCE, December 31, 1995                  -          $   (67,000)       $  989,489       $     932,489
                                   ------------        -----------        ----------       -------------
                                   ------------        -----------        ----------       -------------



  (1)   Reflects a 10:1 stock split approved by 1st Tech board of directors on May 25, 1995.

  (2)   Reflects a 1:83 reverse stock split approved by DarkHorse board of directors on April 9, 1996.



    The accompanying notes are an integral part of these combined financial statements.


                               1ST TECH CORPORATION AND
                               ------------------------
                                DARKHORSE SYSTEMS, INC.
                                -----------------------

                           COMBINED STATEMENTS OF CASH FLOWS
                           ---------------------------------
               FOR THE YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993
               ----------------------------------------------------


                                                                              1995            1994            1993
                                                                         -------------    -------------   -------------

CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                                             $     679,879    $      83,713   $     258,906
  Adjustments to reconcile net income before
   cumulative effect of change in accounting
    principle to net cash provided by
     (used in) operating activities-
       Depreciation and amortization                                           138,400          232,877          89,239
       Changes in operating assets and liabilities-
        Increase in accounts receivable                                     (2,254,830)      (4,347,867)       (836,206)
        (Increase) decrease in accounts receivable, related parties                423          (88,156)         (2,540)
        Increase in inventory                                               (1,584,934)        (509,358)     (1,068,927)
        (Increase) decrease in prepaid expenses and other assets              (171,833)          36,970        (122,470)
        Increase in accounts payable                                           752,604          904,895       1,518,126
        (Decrease) increase in bank overdrafts                                (124,000)         698,000             -
        Increase in accrued expenses                                           794,923          231,671         240,782
                                                                         -------------    -------------   -------------
        Net cash provided by (used in) operating activities                 (1,769,368)      (2,757,255)         76,910
                                                                         -------------    -------------   -------------


CASH FLOWS FROM INVESTING ACTIVITIES:
 Purchase of property and equipment                                          (549,678)         (446,189)       (308,070)
                                                                         -------------    -------------   -------------
      Net cash used in investing activities                                  (549,678)         (446,189)       (308,070)
                                                                         -------------    -------------   -------------

CASH FLOWS FROM FINANCING ACTIVITIES:
 Net increase in revolving credit note                                      3,602,000         3,113,000         200,000
 Principal payments on capital leases                                        (132,305)          (86,506)            -
 Advances to shareholder                                                      (67,000)              -               -
 Borrowings (payments) on note payable to shareholders                       (136,010)          (14,696)        492,696
 Purchase of stock                                                                -             (24,030)            -
 Issuance of stock                                                                -                 -             1,000
                                                                         -------------    -------------   -------------
     Net cash provided by financing activities                              3,266,685         2,987,768         693,696
                                                                         -------------    -------------   -------------
INCREASE (DECREASE) IN CASH AND CASH
   EQUIVALENTS                                                                947,639          (215,676)        462,536

CASH AND CASH EQUIVALENTS, beginning of year                                  251,325           467,001           4,465
                                                                         -------------    -------------   -------------
CASH AND CASH EQUIVALENTS, end of year                                   $  1,198,964     $     251,325   $     467,001
                                                                         -------------    -------------   -------------
                                                                         -------------    -------------   -------------



                                                               1995           1994         1993
                                                            ----------     ----------   ----------

SUPPLEMENTAL DISCLOSURE OF CASH FLOW
  INFORMATION:
    Cash paid during the year for-
     Interest                                               $  571,478     $  350,549   $   19,750
                                                            ----------     ----------   ----------
                                                            ----------     ----------   ----------
     Income taxes                                           $   14,449     $  145,700   $      -
                                                            ----------     ----------   ----------
                                                            ----------     ----------   ----------

NONCASH INVESTING AND FINANCING ACTIVITIES:
 Conversion of certain accrued expenses to notes payable
  to shareholders (see Note 9)                              $  152,250     $      -     $      -
                                                            ----------     ----------   ----------
                                                            ----------     ----------   ----------
 Note issued to shareholder for stock                       $      -       $   74,000   $      -
                                                            ----------     ----------   ----------
                                                            ----------     ----------   ----------




            The accompanying notes are an integral part
              of these combined financial statements.

                     1ST TECH CORPORATION AND

                     DARKHORSE SYSTEMS, INC.


              NOTES TO COMBINED FINANCIAL STATEMENTS

                 DECEMBER 31, 1995, 1994 AND 1993



1.  BASIS OF PRESENTATION AND ORGANIZATION:

The accompanying combined financial statements include the accounts of 1st Tech Corporation and DarkHorse Systems, Inc. (collectively referred to as the Companies). The Companies' financial statements have been combined as both of these entities are under common ownership. All significant intercompany accounts and transactions have been eliminated in combination.

1st Tech Corporation (1st Tech) is a privately held S-Corporation that was incorporated under the laws of the State of Texas on January 20, 1993. 1st Tech is engaged primarily in the design, manufacture and sale of standard memory products to the memory aftermarket and custom memory assemblies to original equipment manufacturers. In addition, 1st Tech offers engineering design and contract manufacturing services. The principal market for the Company's products is domestic-based original equipment manufacturers in the electronics industry, including personal computer manufacturers and telecommunications service providers.

DarkHorse Systems, Inc. (DarkHorse), is a privately held S-Corporation that was incorporated under the laws of the State of Texas in 1992. DarkHorse is engaged in the business of designing and marketing memory testing equipment primarily to domestic electronic equipment manufacturers.

Effective May 20, 1996, Tanisys Technology, Inc. (Tanisys), acquired all of the outstanding common stock of the Companies in exchange for 4.15 million shares of Tanisys' common stock (Note 14).

2.  SUMMARY OF SIGNIFICANT
    ACCOUNTING POLICIES:

REVENUE RECOGNITION

Revenue is stated net of actual and estimated returns. Sales are recognized when the related products are shipped. The Company warrants products against defects and has a policy concerning the return of products.

CASH AND CASH EQUIVALENTS

The Companies consider all highly liquid investments with original maturities of three months or less to be classified as cash equivalents. Cash equivalents are carried at cost, which approximates market.

INVENTORY

Inventory is stated at the lower of cost or market, with cost being determined on a weighted average cost basis. Costs include direct materials, direct labor and certain indirect manufacturing overhead expenses.
                                       70

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Depreciation and amortization of property and equipment has been computed by the straight-line method beginning January 1, 1995. Depreciation and amortization of property and equipment in prior years was computed by the double declining balance-method.
 The straight-line method of depreciation was adopted in order to provide for depreciation and amortization expense on a basis more consistent with the property and equipment's actual utilization and has been applied to acquisitions of prior years. The effect of the change in 1995 was to increase income from operations by approximately $95,000. The pro forma amounts shown on the statement of income have been adjusted for the effect of retroactive application of depreciation and amortization on the straight-line basis.

Additionally, the Companies changed the estimated useful lives for its property and equipment beginning in 1995. The effect of this change did not have a material impact on income from operations for 1995. Depreciation and amortization expense are provided over the following estimated useful lives:

    Machinery and equipment                 3 - 7 years
    Office computer equipment and software  3 - 5 years
    Furniture and fixtures                  5 - 7 years
    Leasehold improvements                  Shorter of useful life or remaining
                                             term of the lease

BANK OVERDRAFTS

Bank overdrafts represent outstanding checks in excess of funds on deposit where legal right to offset does not exist.

INCOME TAXES

In 1993, 1st Tech elected and was treated for federal and certain state income tax purposes as a C-Corporation. In 1994, 1st Tech changed its federal tax status from a C-Corporation to an S-Corporation.

In 1993, DarkHorse elected and was treated for federal and certain state income tax purposes as a C-Corporation. DarkHorse changed its federal tax status from a C-Corporation to an S-Corporation in 1995.

In 1995, the Companies have elected and have been treated for federal and certain state income tax purposes as an S-Corporation under Subchapter S of the Internal Revenue Code of 1986, as amended. As a result, the income of the Companies for federal and certain state income tax purposes is included in the income tax return of the individual shareholders. The accompanying combined financial statements include recognition of those federal and state income taxes which are levied on the Companies. (See Note 3 for pro forma income tax information.)

NEW ACCOUNTING PRONOUNCEMENTS

In March 1995, Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" (FAS 121), was issued. Under FAS 121, an impairment loss must be recognized, for long-lived assets and certain identifiable intangibles to be held and used by an entity, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. FAS 121 is effective for financial statements issued for fiscal years beginning after December 15, 1995, and must be adopted on a prospective basis. Restatement of previously issued financial statements is not permitted. The Companies adopted FAS 121 effective January 1, 1996. Such adoption did not have a material effect on the financial condition or results of operations of the Companies.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3.  PRO FORMA INFORMATION (UNAUDITED):

Pro forma net income has been determined assuming that the Companies had been taxed as C-Corporations for federal and certain state income tax purposes since January 1, 1993. The pro forma adjustments to reflect federal and state income tax assume a blended tax rate of 37 percent. Additionally, the pro forma amounts shown on the statements of income have been adjusted for the cumulative effect of change in accounting principle. (See Note 2.)

4.  INVENTORIES:

Inventories consist of the following:

                                                  DECEMBER 31
                                            ---------------------------
                                                1995            1994
                                            ------------     ----------
                     Raw materials          $  1,680,101     $  952,746
                     Work in process              98,619         17,245
                     Finished goods            1,397,664        621,459
                                            ------------     ----------
                        Total inventory     $  3,176,384     $1,591,450
                                            ------------     ----------

5.  PROPERTY AND EQUIPMENT:

Property and equipment consists of the following:

                                                            DECEMBER 31
                                                     --------------------------
                                                         1995           1994
                                                     ------------    ----------
            Machinery and equipment                    $  805,000    $  518,000
            Office computer equipment and software        553,711       295,765
            Furniture and fixtures                        249,732        78,000
            Leasehold improvements                        113,305        63,000

                                                        1,721,748       954,765
            Less- Accumulated depreciation and
             amortization                                 460,516       322,116

                 Property and equipment, net           $1,261,232    $  632,649


See Note 2 for description of change in method of calculating depreciation expense which occurred effective January 1, 1995.
                                       72

The Companies have $440,704 and $195,506 of property and equipment acquired under capital leases as of December 31, 1995 and 1994, respectively. The accumulated depreciation related to these assets totaled $81,312 and $30,257 as of December 31, 1995 and 1994, respectively. The related depreciation expense was $51,055, $27,929 and $2,328 for the years ended 1995, 1994 and 1993, respectively.

6.  REVOLVING CREDIT NOTE:

Effective October 1994, 1st Tech obtained a revolving credit note with a financial institution which provided for maximum borrowings of $5,000,000.
In July 1995, 1st Tech restructured the revolving credit note with the same financial institution increasing maximum borrowings to $12,000,000. Advances bear interest at the financial institution's prime rate plus 2 percent (10.50 percent as of December 31, 1995). The borrowings are secured by assets. As a condition precedent to the restructured note, a $35,000 commitment fee was paid upon closing. In addition, the revolving credit note contains certain restrictive covenants. Specifically, 1st Tech must maintain a minimum tangible net worth as determined by the financial institution, profitability by quarter as well as compliance with certain financial ratios specified by the financial institution. 1st Tech is required to report its borrowing base, determined by eligible accounts receivable, to the financial institution each week and cannot enter into any additional debt agreements without prior approval from the financial institution. Indebtedness under the note was guaranteed by 1st Tech's sole shareholder. As of December 31, 1995 and 1994, advances outstanding under the revolving credit note amounted to $6,915,000 and $3,313,000, respectively. As of December 31, 1995,
$5,085,000 was available for future borrowings. The revolving credit note is discretionary and may be modified, suspended or terminated at the election of the lender at any time.

The carrying amount of the revolving credit note approximates fair value.

As of December 31, 1995, 1st Tech was in violation of certain covenants of the revolving credit note. 1st Tech obtained a one-time waiver from the financial institution with respect to these covenant violations. In addition, as of our report date, the company was not in compliance with certain debt covenants. A debt waiver has been obtained by the company for all of the periods.

7.  LEASE COMMITMENTS:

The Companies lease certain equipment and office space under noncancelable leases with expiration dates ranging from 1996 through 2000.

Future minimum principal lease payments under all leases are as follows:

                                                      CAPITAL      OPERATING
                                                       LEASES        LEASES
                                                    ---------     ----------
     1996                                           $  57,276     $  461,817
     1997                                              57,276        443,788
     1998                                              57,276        214,436
     1999                                              54,096         66,287
     2000                                              15,594         11,048
                                                    ---------     ----------

Present value of minimum capital lease payments       241,518     $1,197,376
                                                                  ----------
Less- Amount representing interest                     47,518
                                                    ---------
                                                      194,000

Less- Current present value of minimum lease payments  42,000
                                                    ---------
Long-term capital lease obligations                  $152,000
                                                    ---------

Rent expense recorded under all operating leases was approximately $240,000, $115,000 and $66,000 for 1995, 1994 and 1993, respectively.

8.  INCOME TAXES:

Effective January 1, 1994, 1st Tech converted from a C-Corporation to an S-Corporation.

Effective January 1, 1995, DarkHorse converted from a C-Corporation to an S-Corporation. Upon conversion, DarkHorse computed its built-in gain, principally relating to inventory, for federal income tax purposes as approximately $33,000.

The provision for income taxes for the years ended December 31, 1995, 1994 and 1993, consists of the following:

                                 1995      1994       1993
                                -------   -------   --------
   Current-
     Federal income tax         $  -      $11,525   $142,305
     Federal built-in gain       33,000     -         -
     Texas franchise tax         25,000    11,495     -
                                -------   -------   --------
                                $58,000   $23,020   $142,305
                                -------   -------   --------


9.  RELATED-PARTY TRANSACTIONS:

1st Tech's sole shareholder has a one-third interest in DarkHorse. During 1995, 1994 and 1993, the Companies had certain intercompany transactions which are eliminated in the combined financial statements.

In November 1995, 1st Tech entered into an operating lease for certain manufacturing equipment with its sole shareholder. The lease extends for a period of 36 months with monthly payments totaling $6,200. The future minimum lease payments associated with this lease are included in the amounts disclosed in Note 7. In conjunction with the acquisition of the Companies, as described in Note 14, the leased equipment was purchased from the shareholder in May 1996 for $200,000 and the lease was canceled.

1st Tech made a loan to its sole shareholder during 1994 of approximately $195,300. Interest on the loan accrues on a monthly basis at 1st Tech's incremental borrowing rate of prime plus 2 percent (10.50 percent as of December 31, 1995). Amounts due from the sole shareholder relating to this loan and other cash advances totaled $199,000 and $148,000 as of December 31, 1995 and 1994, respectively. In conjunction with the acquisition of the Companies, as described in Note 14, the then outstanding balance of $204,772 was charged to equity as a deemed shareholder distribution.

During 1993, 1st Tech's sole shareholder loaned $443,000 to 1st Tech. The loan is subordinated to 1st Tech's existing notes payable to bank, and no principal amounts can be repaid to the sole shareholder as long as amounts remain outstanding under the bank line of credit. The loan bears interest at prime plus 2-1/2 percent (11 percent as of December 31, 1995). Interest payments on the loan are due quarterly and the principal was due December 31, 1995, with a contingency option to extend the due date up to an additional three years. In conjunction with the acquisition of the Companies, as described in Note 14, the loan was credited to equity as a deemed shareholder contribution.

Additionally, as of December 31, 1993, 1st Tech had approximately $331,000 payable to Stratum Technologies, Inc., a separate corporation wholly owned by the sole shareholder of 1st Tech Corporation. The balance was subsequently paid during 1994.

In 1994, 1st Tech loaned approximately $40,000 to Granite
Software, Inc., a company 20 percent owned by 1st Tech's sole shareholder. During 1995, this amount was written off as uncollectible.

During 1994, DarkHorse repurchased certain ownership interests from two shareholders for amounts totaling approximately $74,000 in exchange for notes payable bearing interest at 9 percent per annum. Principal payments totaling approximately $69,000, representing the remaining outstanding balances, were made during 1995 on these notes payable.

Additionally, as of December 31, 1994, approximately $232,400 of salaries and bonuses were outstanding to 1st Tech's shareholders. During 1995, $152,400 was converted to notes payable bearing interest at 9 percent per annum; while the remaining $80,000 was paid in cash. Principal payments totaling approximately $92,000 were made on these notes payable during 1995. The remaining amounts outstanding on the notes, including accrued interest, were paid in full in April 1996.

10.  SIGNIFICANT CUSTOMERS:

The Companies sell their products to a variety of domestic-based memory aftermarkets and original equipment manufacturers in the electronics industry. The Companies perform ongoing credit evaluations of their customers' financial condition and, generally, require no collateral from customers. If the financial condition and operations of these customers deteriorate, the Companies' operating results could be adversely affected.

For the year ended December 31, 1994, the Companies had one customer that accounted for approximately 13 percent of its total combined revenue. The Companies had no customers whose sales accounted for greater than 10 percent of combined revenue for the years ended December 31, 1995 and 1993.

1st Tech carries a business credit insurance policy covering certain accounts receivable. The insurance policy provides protection against losses from uncollectible accounts resulting from insolvency of specified customers. As of December 31, 1995, the total available coverage under the policy was approximately $9,925,000.

11.  EMPLOYEE BENEFITS:

Effective January 1, 1995, 1st Tech sponsored an employee benefit plan (the
Plan) which qualifies under Section 401(k) of the Internal Revenue Code for all eligible employees. Eligible employees may defer a portion of their annual compensation under the Plan subject to maximum limitations. The requirements for eligibility include a minimum age of 21 and a minimum of one year of service.

Under the provisions of the Plan, 1st Tech makes a discretionary matching contribution to the Plan for the benefit of the participants. 1st Tech made contributions of approximately $41,000 during 1995.

Effective September 1, 1995, DarkHorse established a defined contribution plan (the DarkHorse Plan) whereby eligible employees are allowed to contribute up to 10 percent of their gross wages, subject to limitations.
All employees of DarkHorse are eligible to participate in the DarkHorse Plan. Under the provisions of this plan, DarkHorse may make discretionary matching contributions to the DarkHorse Plan for the benefit of the participants. DarkHorse made matching contributions of approximately $33,000 during 1995.

12.  COMMITMENTS AND CONTINGENCIES:

On December 13, 1995, 1st Tech Molding, Inc. (Molding), a company 50 percent owned by the sole shareholder of 1st Tech, entered into an office space lease agreement. The lease agreement is for five years commencing on February 1, 1996, with total aggregate minimum lease payments of approximately $610,000. 1st Tech served as the guarantor for the Molding office space lease agreement. In conjunction with the acquisition of the Companies, as described in Note 14, the guarantee was removed.

Additionally, on February 14, 1996, Molding entered into a five-year loan and security agreement used to purchase certain equipment totaling approximately $476,000. 1st Tech served as the guarantor for the Molding loan and security agreement. In conjunction with the acquisition of the Companies, as described in Note 14, the guarantee was removed.

13.  PREFERRED STOCK:

The Company is authorized to issue 1,000,000 shares of preferred stock. There are no preferred shares issued and outstanding as of December 31, 1995 and 1994.

14.  SUBSEQUENT EVENTS:
Effective May 20, 1996, Tanisys Technology, Inc., acquired all of the outstanding common stock of the Companies in exchange for 4.15 million shares of Tanisys' common stock. Prior to the closing of the acquisition and as a precedent to the acquisition, 1st Tech completed a private placement of 1,150,000 shares of its common stock for gross proceeds of $2,300,000. Additionally, DarkHorse issued 45,000 shares of its common stock to certain key employees.

     (b)  EXHIBITS

     The exhibits listed below are filed as part of this report. See the Index of Exhibits included with the exhibits.

          3.1    Articles of Continuance dated June 30, 1993 (filed herewith)

          3.2 Articles of Amendment to Articles of Continuance dated July 11, 1994 (filed herewith)

          3.3    Articles of Amendment dated April 28, 1995 (filed herewith)

          3.4    Articles of Amendment dated April 15, 1996 (filed herewith)

          3.5    Restated Bylaws of the Company (filed herewith)

          4.1    Form of Warrant Agreement dated May 17, 1995 (filed herewith)

          4.2    Form of Class B Warrant (filed herewith)

          4.3 Share Purchase Warrant Certificate dated October 13, 1995 (filed herewith)

          4.4 Form of Warrant Agreement dated as of December 20, 1995 (filed herewith)

          4.5    Form of Class C Warrant (filed herewith)

          4.6    Specimen of Common Stock Certificate (filed herewith)

          10.1 Credit Agreement dated as of May 20, 1996, by and between 1st Tech, DarkHorse, the Company and Chemical Bank (now The Chase Manhattan Bank), as amended (filed herewith)

          10.2 Revolving Credit Note dated as of May 20, 1996, by and between 1st Tech, DarkHorse and Chemical Bank (now The
                 Chase Manhattan Bank (filed herewith)

          10.3 Agreement and Plan of Merger dated as of April 9, 1996, by and between Tanisys Technology, Inc., Tanisys Acquisition Corp., 1st Tech Corporation and Gary W. Pankonien ("1st Tech Merger Agreement") (filed herewith)

          10.4 Amendment No. 1 dated May 16, 1996, to 1st Tech Merger Agreement (filed herewith)

          10.5 Articles of Merger (Delaware) of 1st Tech with and into Tanisys Acquisition Corp., dated May 31, 1996 (filed herewith)

          10.6   Articles of Merger (Texas) of 1st Tech with and into
                 Tanisys Acquisition Corp., dated May 31, 1996 (filed herewith)

          10.7 Agreement and Plan of Merger dated as of April 9, 1996, by and between Tanisys Technology, Inc., Tanisys Acquisition Corp. II, DarkHorse Systems, Inc., Jack Little, Archer Lawrence and Gary W. Pankonien ("DarkHorse Merger Agreement") (filed herewith)
                                       77

          10.8   Amendment No. 1 dated May 16, 1996, to DarkHorse
                 Merger Agreement (filed herewith)

          10.9 Articles of Merger (Delaware) of DarkHorse with and into Tanisys Acquisition Corp. II, dated May 31, 1996
                 (filed herewith)

          10.10 Articles of Merger (Texas) of DarkHorse with and into Tanisys Acquisition Corp. II, dated May 31, 1996
                 (filed herewith)

          10.11 Employment Agreement dated February 15, 1994 by and between the Company and Mark C. Holliday (filed herewith)

          10.12 Employment Agreement dated April 18, 1994 by and between the Company and Benjamin S. Marz (filed herewith)

          10.13 Consulting Contract dated October 3, 1994 by and between the Company and Parris H. Holmes, Jr., as amended (filed herewith)

          10.14 Employment Agreement dated May 20, 1996 by and between the Company and Gary W. Pankonien (filed herewith)

          10.15 Employment Agreement dated July 11, 1996 by and between the Company and Joe Davis (filed herewith)

          10.16 Employment Agreement dated October 11, 1996 by and between the Company and Guy Fielder (to be filed by amendment)

          10.17 1993 Stock Option Plan, as amended through May 20, 1996 (filed herewith)

          10.18  Form of Stock Option Agreement (filed herewith)

          10.19  401(k) Plan (filed herewith)

          10.20  Lease Agreement dated May 18, 1993 by and between
                 Tanisys Technology, Inc., assumptor of 1st Tech Corporation, and AEtna Life Insurance Company, as amended (filed herewith)

          10.21 Master Lease Agreement dated November 9, 1994 by and between 1st Tech and Copelco Capital Inc.
                 (filed herewith)

          10.22 Manufacturing Agreement dated as of November 1, 1996 by and between the Company and Siemens Components, Inc.
                 (to be filed by amendment)

          10.23 Inventory Management Service Agreement dated as of November 1, 1996 by and between the Company and Siemens Components, Inc. (to be filed by amendment)

          12.1   Statement re Computation of Per Share Earnings
                 (filed herewith)

          21.1   Subsidiaries of the Company (filed herewith)

          27.1   Financial Data Schedule (filed herewith)

                            SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   TANISYS TECHNOLOGY, INC.



Date:  November 27, 1996            By:  /S/ MARK C. HOLLIDAY
                                         ________________________________
                                         Chairman of the Board and
                                         and Chief Executive Officer

                        INDEX TO EXHIBITS


EXHIBIT
NUMBER                             DESCRIPTION                        PAGE
-------                            -----------                        ----
3.1   Articles of Continuance dated June 30, 1993 (filed herewith)

3.2 Articles of Amendment to Articles of Continuance dated July 11, 1994 (filed herewith)

3.3   Articles of Amendment dated April 28, 1995 (filed herewith)

3.4   Articles of Amendment dated April 15, 1996 (filed herewith)

3.5   Restated Bylaws of the Company (filed herewith)

4.1   Form of Warrant Agreement dated May 17, 1995 (filed herewith)

4.2   Form of Class B Warrant (filed herewith)

4.3   Share Purchase Warrant Certificate dated October 13, 1995
      (filed herewith)

4.4   Form of Warrant Agreement dated as of December 20, 1995 (filed herewith)

4.5   Form of Class C Warrant (filed herewith)

4.6   Specimen of Common Stock Certificate (filed herewith)

10.1 Credit Agreement dated as of May 20, 1996, by and between 1st Tech, DarkHorse, the Company and Chemical Bank (now The Chase Manhattan
      Bank), as amended (filed herewith)

10.2 Revolving Credit Note dated as of May 20, 1996, by and between 1st Tech, DarkHorse and Chemical Bank (now The Chase Manhattan Bank (filed herewith)

10.3 Agreement and Plan of Merger dated as of April 9, 1996, by and between Tanisys Technology, Inc., Tanisys Acquisition Corp., 1st Tech Corporation and Gary W. Pankonien ("1st Tech Merger Agreement") (filed herewith)

10.4 Amendment No. 1 dated May 16, 1996, to 1st Tech Merger Agreement (filed herewith)

10.5  Articles of Merger (Delaware) of 1st Tech with and into
      Tanisys Acquisition Corp., dated May 31, 1996 (filed herewith)

10.6 Articles of Merger (Texas) of 1st Tech with and into Tanisys Acquisition Corp., dated May 31, 1996 (filed herewith)

10.7 Agreement and Plan of Merger dated as of April 9, 1996, by and between Tanisys Technology, Inc., Tanisys Acquisition Corp. II,
      DarkHorse Systems, Inc., Jack Little, Archer Lawrence and
      Gary W. Pankonien ("DarkHorse Merger Agreement") (filed herewith)

EXHIBIT
NUMBER                             DESCRIPTION                        PAGE
-------                            -----------                        ----

10.8 Amendment No. 1 dated May 16, 1996, to DarkHorse Merger Agreement (filed herewith)

10.9 Articles of Merger (Delaware) of DarkHorse with and into Tanisys Acquisition Corp. II, dated May 31, 1996 (filed herewith)

10.10 Articles of Merger (Texas) of DarkHorse with and into Tanisys Acquisition Corp. II, dated May 31, 1996 (filed herewith)

10.11 Employment Agreement dated February 15, 1994 by and between the Company and Mark C. Holliday (filed herewith)

10.12 Employment Agreement dated April 18, 1994 by and between the Company and Benjamin S. Marz (filed herewith)

10.13 Consulting Contract dated October 3, 1994 by and between the Company and Parris H. Holmes, Jr., as amended (filed herewith)

10.14 Employment Agreement dated May 20, 1996 by and between the Company and Gary W. Pankonien (filed herewith)

10.15 Employment Agreement dated July 11, 1996 by and between the Company and Joe Davis (filed herewith)

10.16 Employment Agreement dated October 11, 1996 by and between the Company and Guy Fielder (to be filed by amendment)

10.17  1993 Stock Option Plan, as amended through May 20, 1996 (filed herewith)

10.18  Form of Stock Option Agreement (filed herewith)

10.19  401(k) Plan (filed herewith)

10.20 Lease Agreement dated May 18, 1993 by and between Tanisys Technology, Inc., assumptor of 1st Tech Corporation, and AEtna Life
       Insurance Company, as amended (filed herewith)

10.21 Master Lease Agreement dated November 9, 1994 by and between 1st Tech and Copelco Capital Inc. (filed herewith)

10.22 Manufacturing Agreement dated as of November 1, 1996 by and between the Company and Siemens Components, Inc. (to be filed by amendment)

10.23 Inventory Management Service Agreement dated as of November 1, 1996 by and between the Company and Siemens Components, Inc. (to be filed by amendment)

12.1   Statement re Computation of Per Share Earnings (filed herewith)

21.1   Subsidiaries of the Company (filed herewith)


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

EXHIBIT
NUMBER                             DESCRIPTION                        PAGE
-------                            -----------                        ----
27.1   Financial Data Schedule (filed herewith)

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